7/15

02042644

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME AfriOre Limited

*CURRENT ADDRESS

PROCESSED
JUL 23 2002
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4574 FISCAL YEAR 2-28-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 7/16/02



Annual Report 2002



AfriOre

AFRIORE'S ACTIVE FOCUS


KENYA
Kenya Projects
Kakamega
Kisumu
Lake Victoria
Garissa
Nairobi
Mombasa
AFRICA
Mali
Burkina Faso
Ghana
Kenya
Tanzania
Botswana
Namibia
Madagascar
Swaziland
South Africa
N
Johannesburg
Somkele
Springlake
FSC Project
Richards Bay
Durban
SOUTH AFRICA
Producing Mine
Active Project
Reviewed for Gold Opportunities
Cape Town

HIGHLIGHTS OF THE YEAR

- *AfriOre lists on the Toronto Stock Exchange.*
- *The Company's domicile moves to Barbados.*
- *Springlake colliery increases production by 41% and joint venture revenues increase by 11% (calculated in South African Rand, 40%).*
- *AfriOre achieved its first year of profits ($1.7-million). Coal operations contributed $3.1-million (calculated in South African Rand, 18-million).*
- *The Company has cash, cash equivalents and inventory of $4.1-million.*
- *Exploration successfully completed at Somkele, paving the way for the development of AfriOre's second colliery, subject to successful permitting and completion of a bankable feasibility study.*
- *The Company completes a successful financing of $2.5-million, with African Lion Limited becoming a significant shareholder of the Company.*
- *Management complement is expanded, thereby strengthening AfriOre's exploration, mining and marketing capabilities.*
- *Gold exploration gears up with projects in South Africa and Kenya.*
- *Three new targets identified in the FSC gold project.*


REVENUE FROM COAL OPERATIONS
$CDN x Millions
10
8
6
4
2
0
Nov.1999
Feb.2001
(15 Months)
Feb.2002


SALEABLE COAL PRODUCED*
Tonnes x 1000
600
400
200
0
Nov.1999
Feb.2001
(15 Months)
Feb.2002

***50% is attributable to AfriOre.**

MESSAGE TO SHAREHOLDERS

It is with pleasure that we are able to report that after a period of consolidation, your Company has managed both to increase production and expand the level of exploration activity in the past year. The timing of this expansion is opportune for after years of depressed conditions in the minerals industry, there are welcome signs of a revival in and renewed investor interest in the sector. Although some base metals markets remain depressed, the commodities on which AfriOre has focused, namely precious metals and specialized coals, have a more stable outlook in the medium term.

In our message to shareholders last year, we were cautiously optimistic for the year ahead. We are now pleased to report that we have not been disappointed. This past year was one of the more successful years in the Company's relatively short history. We have attained profitability ($1.7-million), largely as a result of achieving full production and recording improved anthracite sales and prices at Springlake where coal operations contributed $3.1-million.

The successful listing of the Company's shares on the Toronto Stock Exchange realized one of the founding aims of the Company. We look forward to a positive share price performance on that exchange in the coming year. The successful financing earlier in the year that increased our treasury by $2.5-million should facilitate the growth of the Company in the future. As part of the financing, we welcomed African Lion Limited as a shareholder in AfriOre and we are appreciative of the immediate impact they have had in creating opportunities for AfriOre.

Our move to Barbados did not come without the unfortunate need to reorganize the Board of Directors and we were sad to bid farewell to Sandra Cowan and Tony Ransom, both of whom have made major contributions to the Company. We are, however, delighted that E. Adrian Meyer, a Chartered Accountant and founding partner of Citadel Bank & Trust Inc., Barbados, accepted an appointment to the Board. More recently, we were pleased that Martin L. Rosser, a Chartered Mining Engineer and founding director of the London-based natural resources corporate advisor DWA Capital Plc, also accepted an invitation to join the Board as an additional independent director. We are confident that both Adrian, who will serve on the Company's audit and corporate governance committees, and Martin will add financial and mining perspectives and capabilities to the Board.

On an operational level, we have also been able to increase our management complement, such that it is now possible to consider real expansion for the Company. We are very gratified that the new members of management, Mike van Aswegen (exploration), Ricky Pinheiro (coal technology and marketing) and Cesare Loboda (operations) have settled in so well and have already made significant contributions to the group. We confidently anticipate these will increase in the future.

Although we managed to expand to full production at the Springlake colliery during the year, we also experienced a partial underground roof closure in May 2001. Negotiations with our insurers were successful and by November production was back to full capacity, through the considerable efforts and commitment of the mining team.

Our main coal exploration focus for the year has been on the Somkele anthracite deposit, which has the potential to enhance exports from Springlake and expand AfriOre's anthracite production. Despite encountering

MESSAGE TO SHAREHOLDERS

some complex geological structures and permitting delays, management concluded that the feasibility study results are positive and will meet AfriOre's investment criteria. The Board of Directors has made a decision to expand the feasibility to bankable status. Looking forward to next year, we are aware of the current volatility in the thermal coal market, which has declined from its peak of the last year. Going forward, we anticipate some reduction in demand in Springlake's market sector relative to the buoyant conditions of the past year. Prices will continue to be influenced by demand and by the South African Rand to United States dollar exchange rate.

We have also investigated a large block of ground with extensive delineated resources of coking coal in South Africa. Advanced exploration has previously been completed by other companies on the core project within the area. Recently, we have secured rights to part of the area. We will continue to secure mineral rights adjacent to the core project and hope to commence with a feasibility study once a production decision has been reached on Somkele.

A large number of gold projects, throughout Africa, have been reviewed and we have conducted extensive and detailed due diligence review on a number of priority projects. A disappointing aspect of this program has been that most of the more advanced projects reviewed did not meet AfriOre's investment criteria. Nevertheless, we have acquired rights to a prospective area in the Kenyan Archean greenstone belts and have identified five other projects in Africa to which we are endeavouring to acquire rights.

At the FSC gold project, we have reviewed the results of the work completed in the IAMGOLD Corporation joint venture and concluded, with the assistance of our industry and academic consultants, that the possibility of a discovery of an extension to the Witwatersrand goldfield remains undiminished. Despite the withdrawal of IAMGOLD, we have identified three well-constrained new targets and consequently we are currently modifying the mineral rights holdings, before seeking a joint venture partner for the next phase of exploration in the coming year.

In November, we visited our shareholders and investors in Canada and Europe and were encouraged by their response to our corporate development. We are grateful for the support and encouragement that is readily expressed by the shareholders. Management believes that after the recent period of "heads-down" consolidation it is an opportune time to increase the profile of AfriOre and, more importantly, to work towards increasing shareholder value. This may include working more closely with other companies, if it is seen to be in AfriOre's best interest. Although we will continue to focus on Africa, it is prudent that we should not exclude the possibility of expansions elsewhere.

I would like to express my appreciation to the Board of Directors of the Company and to the management and staff for their enthusiasm and dedication to ensuring the success of your Company in the past year.

Stuart R. Comline,
President and COO

COAL OPERATIONS PRODUCE THE PROFITS AT SPRING LAKE

AfriOre, in a joint venture with CIBC Capital Partners, owns and operates the Springlake anthracite colliery in South Africa. The rights to the colliery are held through mining rights, mineral leases and prospecting contracts covering 9,197 hectares (20,230 acres).

In addition, AfriOre is aggressively following a strategy to expand its specialized coal business through development of the Somkele project and the acquisition of other projects. Our goal is to become a significant producer of specialized coals in southern Africa.



Pre-stripping of the Springlake Open Pit

Operations

During the year, production at Springlake reached full capacity and 942,500 tonnes of run-of-mine anthracite were produced. For most of the year this production was achieved from three underground sections and a contractor-managed open-pit operation. The high level of production was attained despite the colliery experiencing a partial closure of the roof in Section 6 of the underground operations in May 2001. The effect of this incident was to reduce the annual underground production to 647,000 tonnes (budget 717,000 tonnes). The shortfall was made up from the open pit, which increased production from a budgeted 252,000 tonnes to 295,000 tonnes for the year. Remedial measures have been implemented in the underground layout and mining methods employed to prevent a reoccurrence of this incident.

Markets

World markets for anthracite were generally buoyant throughout most of the year, however, some weakness was noted in the fourth quarter. The joint venture managed to consolidate its position in a number of market sectors, as well as opening up new opportunities. Sales to Ireland and the domestic South African markets remained positive and the Company made further gains in sales to South Africa's ferromanganese producers. New markets were established in Africa and in Europe and, of particular importance, to the Spanish smelter and utility industries.



MARKET USE (REVENUE)
13.6%
29.0%
19.7%
37.7%
Utilities
Metallurgical
Domestic Heating
Industrial



MARKET SALES (REVENUE) BY COUNTRY
2.1%
34.5%
7.3%
21.5%
9.9%
3.3%
21.4%
Turkey
Spain
Brazil
Ireland
Benelux
Other
RSA

Manpower, Safety, Health and Environment



Sipho Gwele – Belt Team Leader, Sipho Jiyane – Tip Attendant and Aaron Mazibuko – Bricklayer Helper

The mine's manpower complement increased to 300 (248 in 2001) as a consequence of the production expansion. Operational safety remains a high priority and the reportable accident level remained low, at one for the year (two in 2001). It is with deep regret that we recorded the first accidental death of an employee on the mine in nine years of operation. Lynda Mdluli died due to a drowning incident in one of the mine's dams, not directly related to the mining operation. Additional preventive procedures have been implemented. Although HIV/AIDS is a prevalent disease in many parts of southern Africa, Springlake has for some time implemented an AIDS awareness program and support system, which has reduced the impact of the disease on the staff and operations.



Wilson Banda – Time Keeper

The Company maintains a constructive relationship with the unions, which represent workers at the mine. This is particularly so with the largest trade union, National Union of Mineworkers with which management conducts a number of joint initiatives, including HIV/AIDS and staff development and training programs.



Rehabilitated Mining Site

Springlake follows a program of routine environmental rehabilitation in all aspects of the operation, particularly at the mining, plant and stockyard sections. During the year a number of old mining sites were rehabilitated in these areas of the operations. The mine made contributions of $82,930 to the environmental closure fund, which now stands at $310,400.

On-Mine Exploration and Reserves

Nine boreholes were drilled in the areas ahead of mining to increase confidence in the reserves. Exploration was also undertaken on the prospecting licensed areas surrounding the mine as part of a long-term program to delineate economic reserves and resources.

MPH Consulting Limited of Toronto audited Springlake's ore reserve and resource and confirmed a total reserve and resource base of 49.3 million in situ tonnes. Measured, indicated and inferred resources include 37.9 million tonnes of anthracite, which compares favourably with the comparable figure of 38.5 million tonnes of anthracite when AfriOre incorporated the mine into its Umgen project in 1999. Of this inventory, the proven and probable anthracite reserves amount to 34.7 million tonnes. This reserve is sufficient for a further 17 years of mining at a full production rate.

SOMKELE PROJECT

Exploration provides the impetus for the continuing growth of AfriOre's coal business and this year it focused on the advancement of the Somkele anthracite project in South Africa.

The Somkele project is situated five kms west of the village of Somkele, which is some 60 kms northwest of the principal coal exporting harbour and major smelting centre of Richards Bay. AfriOre holds a 100% interest in Somkele through an option to purchase agreement and prospecting contracts covering an area of 14,771 hectares (36,484 acres) which is underlain by anthracite seams in three fault blocks. Previous exploration in the area by other companies has identified a geological resource of some 60 million tonnes of anthracite. MPH Consulting Limited of Toronto has audited these resources, as well as the resources delineated in the first 25 boreholes drilled by AfriOre in Area 2 of the project.


SWAZILAND
Volksrust
Heritage
Gotela
Newcastle
Vryheid
SOMKELE
Dundee
SPRINGLAKE
Ladysmith
RICHARDS BAY LINE
EXPORT FACILITIES
RICHARDS BAY
N
DURBAN LINE
PIETERMARITZBURG
DURBAN
EXPORT FACILITIES
0 50 100
kilometres
AFRICA
South Africa
Hlabisa
Proposed Mining Area
Somkele Town
Mtubatuba
Project Area
Coal Seam
Coal Resource
Area Underlain by Coal
N
Mbukwini
0
3kms

Exploration in the past year by AfriOre has focused on proving a reserve in Area 2 of the project, sufficient to support mining for an initial five-year period. To this end, the area has been geologically mapped in detail and an additional 71 boreholes have been drilled over the past 18 months. Management estimates that there is sufficient coal for 67 months of mining at a planned production rate of 40,000 tonnes per month. The main coal seam dips to the east at 22° and is up to 13.5 metres thick and contains three individual anthracite seams with a cumulative thickness of 10 metres, separated by two shale partings.



Drilling at Somkele

The beneficiated anthracite products have a low-sulphur content of 0.7%, which are an ideal blending material for the higher-sulphur (1.5%) Springlake product. This should not only enhance the value of the Springlake material but could also open new markets for the lower-sulphur blended product. Sales contracts have been concluded for 30% of the colliery's production. The surface mineable reserves and the proximity of Somkele to the rail and port facilities at Richards Bay should make the colliery a low-cost producer.

Following the exploration program at Somkele, AfriOre has undertaken a positive feasibility study that included an environmental impact assessment and proposed management program. Arrangements have also been made for the supply of water and power to the site and for the provision of rail and road haulage services. Tenders have been issued for contract mining and the construction and the operation of a washing plant. AfriOre is working with the relevant parties to minimize permitting delays. The AfriOre Board has approved the decision to expand the feasibility study to bring it to a bankable level.

Other Coal Projects

AfriOre has followed a strategy and implemented a program to identify other specialized coal opportunities, with the objective of becoming a major producer of these products in southern Africa. While the Company has reviewed a number of acquisition opportunities, it has also applied for, and is negotiating, rights to a number of other specialized coal projects in South Africa. During the year it acquired rights to 3,978 hectares of land underlain by coking coal and has applied for rights to other deposits of coking coal. This project, which has been prospected previously, has extensive resources delineated which AfriOre intends to further investigate, and if appropriate, undertake a feasibility study.

Existing applications for further mineral rights over anthracite deposits elsewhere in South Africa and Swaziland are being pursued.

These projects represent the future growth opportunities for AfriOre's coal business.

CORPORATE

It has been AfriOre's objective to rationalize its coal holdings in South Africa and thereby generate cash which would be applied to other exploration and acquisition opportunities. The rationalization is also aimed at introducing strategic South African partners to the coal business, which would enhance the Company's operations and future prospects. Discussions are currently underway with its partners and various third parties, which could lead to such rationalization.

Future Prospects

During the coming years, there are opportunities for AfriOre to expand its production base and acquire further exploration opportunities, to expand the specialized coal business. Given the increasing uncertainty of supply for coking and specialized coals for the Southern African metallurgical industry, AfriOre will continue to focus on the acquisition, exploration and development of these products.

AfriOre's marketing is now supported by positive interaction and research and development with clients in the smelter industries, in an effort to enhance furnace performance and increase the consumption of AfriOre's products.

Research work has also commenced into methods of adding value through processing of the anthracite products, which could enhance the return to the Company. This research has initially focused on utilizing AfriOre's anthracite in electrode, calcining and briquetting processes and will spread to other possible applications in the future.

GOLD

In our review to shareholders last year, we stated our intention to focus on gold opportunities, based on our assessment that the gold market would improve in the medium term. The developments in this commodity in recent months appear to have vindicated that decision and the Company is continuing to pursue a program to acquire gold exploration projects.

FSC Project

In the first half of 2001, the results of the drilling of the first two, of the originally planned four, stratigraphic bore-holes were compiled and reviewed. Although IAMGOLD Corporation, AfriOre's joint venture partner, withdrew from the project, AfriOre continued to analyze the results of the drilling in relation to the geological model. This analysis has indicated an additional three targets which warrant further exploration in the search to discover auriferous gold reefs in an extension to the Witwatersrand basin. Although no Witwatersrand rocks have been intersected in the drilling completed to date, management remains encouraged. A major, previously unrecognized Proterozoic basin has been intersected which, when considered in conjunction with previous drilling results, could be underlain by an extension to the main Witwatersrand basin in this area.



Drilling Operation at FSC Gold Project

AfriOre is currently modifying its landholding position over these targets and now holds some 40,915 hectares through prospecting contracts or under options to purchase mineral rights. Although a successful discovery would have major positive impact on AfriOre, management is mindful of the risks and attendant high exploration costs involved and therefore will seek a joint venture partner once the land consolidation is complete.

Ndori Project, Kenya



Artisinal Gold Workings at Narobi Hill, Ndori Project

AfriOre has entered into an option to purchase agreement with San Martin Mining Research and Investment Company Limited over an area of 1,319 sq. kms in southwestern Kenya. The area is an extension of the Nyanzian Archean greenstone gold belts in Tanzania and has numerous gold occurrences and disused gold mines within it. During the year, a comprehensive review of the geology, the old gold mines and existing regional exploration data was under-taken and two areas with widespread gold anomalies have been identified for follow-up exploration. One of these targets is conglomerate hosted and the other is in a quartz vein system on an altered granite/greenstone contact. On both of these targets there is widespread artisinal mining and has the potential to host large low-grade gold mineralized zones.

In addition, an application has been made to the Kenyan government for a prospecting licence to an adjacent area of 1,514 sq. km with similar types of mineralization.

Other Gold Opportunities

As part of the gold exploration initiative, over 50 projects have been reviewed in countries such as South Africa, Namibia, Tanzania, Ghana, Mali, Burkina Faso and Madagascar. Priority targets have been identified and negotiations to acquire mineral rights are in progress on five of these projects.

Platinum Project

AfriOre has a 50% interest in a consortium with a local empowerment group. The consortium has submitted an application to the South African government for prospecting rights to an area underlain by the platiniferous Merensky and UG2 reefs in the Bushveld Complex in the Northern Province of South Africa. AfriOre is aware that other companies have submitted applications for the same area.

OTHER COMMODITIES

In last year's annual report, we indicated management's intention to narrow the Company's focus to specialized coals and precious metals. Consequently, non-core assets were to be disposed of and we are pleased to report that the Kareevlei Wes kimberlite project was sold to Tawana Minerals of Australia for net proceeds of $226,000.

In Botswana, Gope, (641 sq. kms) which is managed by De Beers (Botswana) Ltd. and where AfriOre has an effective 40% interest, a single area of anomalies has been identified for follow-up detailed work. On the Matsitame and Tutume River prospects (4,799 sq. kms), which are managed by Motappa Diamonds Inc. and where AfriOre has an effective 25% interest, five areas of surface anomalies have been identified by kimberlitic indicator minerals and exploration is ongoing. As AfriOre has a free carried interest to completion of a feasibility study on both of these projects, the Company will retain its interests in these projects. The Orapa East kimberlite project is to be abandoned.

LEGISLATION

The South African government has long made its intention clear that it wishes to radically transform the mining legislation in the country. Management has taken a keen interest in this process and has participated in a foreign investor's forum, which has engaged the government and made a number of suggestions to improve the early drafts of the Minerals and Petroleum Resources Development Bill. We are pleased to report that to date the state has been largely responsive to suggestions from many interested parties and we expect that the government will present a new bill, which should improve legislation governing the mining industry in South Africa and present new opportunities for AfriOre.

THE YEAR AHEAD

Looking ahead to the forthcoming year, we anticipate that the markets served by Springlake will be relatively stable, but will be subject to a fluctuating Rand exchange rate. Consequently income may decline from 2002. Towards the end of the coming year, we anticipate that the results of current research and development programs should positively impact the anthracite sales to new markets. It is anticipated that once a production decision is made on Somkele, the effect of the increased production would increase the financial performance of the Company in the medium term, but the impact is unlikely to be significant during the coming year.

Management will continue to identify specialized coal prospects for development, as well as acquisition opportunities to support future growth. It will focus on those with significant reserves and which stand to be low-cost producers with high-profit margins.

The recent improvement in the gold market appears to support our decision to focus on this commodity. We anticipate that during the year, a number of gold projects will be acquired and that the level of exploration on these projects will increase significantly.

MANAGEMENT DISCUSSION AND ANALYSIS

This discussion and analysis of the consolidated operating results and financial condition of the Company for the fiscal periods ended February 28, 2002 and February 28, 2001 should be read in conjunction with the Consolidated Financial Statements and related notes. The Consolidated Financial Statements and related notes have been prepared in accordance with Canadian generally accepted accounting principles. AfriOre changed its year-end to February 28 in 2001, which is a standard tax and fiscal year-end for companies in South Africa. Consequently, in this report we are comparing 12 months of operations to 15 months in the previous audited report.

GENERAL

AfriOre operates a specialized coal and anthracite mining business in South Africa. Our principal operation is the Springlake colliery, which is located in KwaZulu Natal, South Africa. We have a 50% interest in the operation and are the managers. The colliery is now operating at optimum capacity, producing at the rate of 960,000 run-of-mine ("ROM") tonnes per annum and in excess of 600,000 sales tonnes per annum on an annualized basis.

Our goal is to expand our coal operations by commissioning a second mining operation near the village of Somkele in KwaZulu Natal, South Africa. An environmental impact study and a positive feasibility study prepared by management have been completed. The Board of Directors has approved a decision to expand the feasibility study to bring it up to a bankable level. Management believes that Somkele may be a robust, stand-alone project and one that could also augment and represent a blend source for the Springlake product.

The specialized coal and anthracite portfolio constitutes an important part of our overall corporate strategy, as it fulfills one of our fundamental goals of developing a mining capability. It also provides cash flow for other exploration and development which, in terms of our strategy, will be directed towards gold.

Management believes that the fundamentals of the gold industry are attractive and that the African continent, with its attractive geology and opportunities, is ideally suited to gold exploration and mining. Management initiated a strategy in 2001 to create an African-based gold portfolio. AfriOre has and will continue to look at opportunities outside of Africa and at other precious metals on a reactive basis.

SPRINGLAKE JOINT VENTURE

The Springlake Joint Venture ("SLJV") is AfriOre's only reportable segment. The Springlake colliery is a combined underground room-and-pillar and surface open pit anthracite coal mining operation with a nominal 250 tonne-per-hour capacity raw coal preparation plant ("wash-plant"). Under present operating conditions, this plant is capable of annually producing in excess of 600,000 tonnes of saleable clean coal from about 960,000 ROM tonnes.

The expected production life at Springlake is more dependent upon market/environmental factors than on availability of coal resources. Market forces for coal are driven to a large extent by environmental concerns about greenhouse gases versus generally higher costs for cleaner petroleum and natural gas products. Recent substantial increases in petroleum and natural gas prices have had a positive spin-off effect on alternative sources of energy, including coal. The outlook for specialized coal markets is considered by management to be good in the medium to long term, so it is not unreasonable to assume an expected production life in excess of 15 years.

Springlake employs 300 personnel at the underground operations and 58 additional sub-contractor employees operate the open pit. A union recognition agreement has been concluded with the National Union of Mineworkers, which is the largest union recognized by the colliery.

Roof Closure

On May 21, 2001, the colliery experienced a roof closure due to collapse of support pillars, that affected its main active working area. Over a period of approximately eight hours, roof subsidence progressed throughout an area of some 35 hectares. While no persons were involved in the incident, a large portion of the colliery's equipment and some of its infrastructure was destroyed or made inaccessible. Since the collapse, we have stabilized the areas adjacent to the collapse using timber props, concrete packs and cable strapping on undamaged pillars, installed convergence monitoring stations, retrieved equipment, replaced equipment and infrastructure through insurance claims and have resumed full production. External consultants were appointed to investigate and, if necessary, redesign the colliery's underground support system, which prior to the incident had exceeded industry design and safety standards established by the South African Chamber of Mines and accepted by the Department of Minerals and Energy. The revised procedures have been implemented. The colliery has strengthened pillar design parameters. Increased pillar sizes imply a lower extraction rate, all of which is reflected in the production life estimate given above.

The support pillar collapse resulted in a short-term interruption of a part of the underground operations. The colliery is insured against loss of fixed and movable assets and to mitigate normal business risks. Certain assets were damaged or unrecoverable following this incident. Springlake wrote down South Africa Rand ("R") 8.8-million ($1.6-million – AfriOre's share $756,261) of the carrying value of the coal assets. Full payment was received from the insurers for the amount of the capital loss. In addition, the underwriters have paid the SLJV R9.0-million ($1.56-million – AfriOre's share $780,678) in respect to claims for loss of gross revenue. Underground production returned to pre-incident levels by November 2001 after declining immediately after the incident. Total production returned to pre-incident levels three months earlier, in September 2001. The earlier return to pre-incident total production levels was accomplished by increasing production rates from the colliery's open-pit section.

Marketing

Springlake supplies anthracite to the manufacturing, metallurgical, domestic heating and power utility markets in South Africa and overseas. Beneficiated anthracite products from the Springlake colliery are broken down into two categories with respect to market destination. Approximately 70% of clean coal products goes to foreign or export markets, while the remainder is sold to domestic or inland markets. Principal current export markets are Western Europe and occasionally Turkey, for sized coal and Brazil for "duff" coal, which is coal typically less than 10 mm in size. Domestic customers are primarily local smelters in the ferro-alloy industry and local coal merchants.

During the year, the SLJV owned a 12.7% shareholding in the Durban Coal Terminal Company (Pty) Limited ("DCTC"), through which Springlake exports sized anthracite via the port at Durban. Subsequent to the year-end, the SLJV sold its interest in the DCTC, as it was considered a non-core asset. This will not affect the SLJV's use of that export facility.

World markets for anthracite generally were buoyant throughout most of the year, however, some weakness was noted in the fourth quarter. The SLJV managed to consolidate its position in a number of market sectors, as well as opening up new opportunities. Sales to Ireland and in South Africa remained positive and the SLJV made further gains in sales to South Africa's ferromanganese producers. New markets were established in Africa and in Europe, particularly to the Spanish smelter and utility industries. One customer is the main buyer of Springlake anthracite, purchasing 26% of production, mainly as duff, which is exported to the Spanish utilities and Brazilian steel mills. The main domestic contracted buyers are smelters.

Early in 2001, the SLJV entered into various sales contracts with respect to its coal. Under the terms of the contracts, the SLJV has committed to sell 220,000 tonnes during the calendar year 2001, 250,000 tonnes during the calendar year 2002 and 180,000 tonnes during the calendar year 2003. The contracts provide the SLJV with a fixed United States dollar price for a portion of its production.

Looking forward to next year, we are aware of the current volatility in the thermal coal market, which has declined from its peak of the last year. We anticipate some reduction in demand in Springlake's market sector relative to the buoyant conditions of the past year. Prices will continue to be influenced by demand and by the South African Rand to United States dollar exchange rate. Consequently, income may decline from 2002.

MANAGEMENT DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

AfriOre's attributable share of the Springlake operation's figures in this section is 50%. All financial figures show AfriOre's proportionate 50% share of the joint venture where applicable.

	Year ended February 28, 2002	Fifteen months ended February 28, 2001	Twelve months ended February 28, 2001 (unaudited)
Run-of-mine production, tonnes			
Underground	**646,679**	694,917	612,297
Open pit	**295,776**	68,214	55,819
	942,455	763,131	668,116
Recovery	**60.16%**	64.14%	64.30%
Net production, tonnes	**566,936**	489,505	423,756
Sales, tonnes	**476,622**	474,693	336,408
Revenue attributable to AfriOre	**$ 9,745,393**	$ 8,781,929	$ 7,347,861
Production costs attributable to AfriOre	**$ 6,850,384**	$ 7,201,558	$ 5,840,602

The financial figures for 2002 in the table above do not include the proceeds of the loss of gross revenue insurance claim. An accurate allocation of the insurance claim between revenue and expenses cannot be made. Normal production at the underground operations has been fully restored. The figures for the 15 months ended February 28, 2001 were reported in last year's annual report and the revenue and cost numbers are audited. The figures for the 12 months ended February 28, 2001 are presented to make the year-over-year changes more comparable to 2002, but the figures are unaudited.

The increase in open-pit production resulted from sourcing more production from that facility while production was reduced at the underground operation following the roof closure. Wash-plant recoveries have declined, as the current production focus is on higher-value, lower-yield, lower-ash, sized products for export and local domestic heating. Also, yields are somewhat lower on the material from the open pit that made up a larger proportion of the throughput.

Sales volumes increased significantly from the comparative 12-month period. A number of factors were responsible, including the improvement in our marketing operations, the increased ocean freight rates that reduced competition from East Asia, an upturn in demand for metallurgical reductants and increased demand by some utilities in the face of higher oil prices. With the increased demand came higher market prices. Production costs expressed in Rand have increased due to a higher proportion of production coming from the higher-cost open-pit operation, the reduced yields from the wash-plant, normal inflationary cost increases and higher unit underground costs due to the roof closure in section 6. The last item is partially offset by the insurance settlement. However, on conversion to Canadian dollars, the costs have decreased.

The net income for the year ended February 28, 2002 was $1,712,856 or $0.07 per share (basic and diluted) compared to a loss of $970,514 or $0.05 per share (basic and diluted) for the 15 months ending February 28, 2001. The weighted average number of shares outstanding increased from 20,359,887 to 23,464,035 in the year.

The significant increase in the contribution from coal operations was due to higher sales and the insurance proceeds, combined with lower operating costs. Depreciation and amortization decreased, as there were fewer assets to depreciate, due to the loss of equipment during the roof closure. New and replacement equipment was purchased in the latter part of the year and will be depreciated in subsequent years.

Other income declined, as AfriOre stopped collecting administrative service fees from arms-length and related party companies. The decline in the amortization of the deferred purchase price of the Springlake colliery is due to the decrease in the value of the Rand when translated into Canadian dollars and the shorter comparative period. A significant foreign exchange gain was realized. More than 70% of the SLJV's sales are to export markets and are denominated in United States dollars. By holding these funds in their original currency until needed, a foreign exchange gain of R6,398,116 ($1,104,315 – AfriOre's share $552,157) was recorded in the year. In the previous year, sales proceeds were usually converted to Rand on receipt and minimal foreign exchange gains were realized. AfriOre does not hedge its sales proceeds, as we believe that the South African Rand to United States dollar rate exchange will continue to decline in the medium term.

Corporate and exploration costs of $1,822,538 decreased from $2,123,746 in 2001, primarily due to the fact there was no write down of exploration properties in the year. AfriOre sold a subsidiary that held the rights to a diamond property in South Africa. The property was not considered a core asset. A gain of $226,380 was recognized. In 2001, a loss of $10,973 was recorded on asset dispositions.

QUARTERLY DATA (unaudited)

	May 31,		August 31,		November 30,		February 28,	
	2001	2000	2001	2000	2001	2000	2002	2001
Revenue	$2,459,474	$2,270,742	$2,607,358	$1,813,286	$2,956,647	$1,677,718	$1,721,914	$1,586,115
Net income (loss)	181,390	(146,525)	798,222	(420,926)	438,645	(243,942)	294,599	522,736
Basic and diluted earnings (loss) per share	$0.01	$(0.01)	$0.04	$(0.02)	$0.02	$(0.01)	$0.01	$0.03

INVESTING

Capital expenditures on coal assets amounted to $1,400,771 (2001 – $729,171). This high level of expenditure was a result of the need to accelerate the equipment renewal program, which had been kept to a minimum in previous years, and to replace equipment lost in the underground roof closure incident. Insurance proceeds of $756,261 (AfriOre's share) have been received relating to the incident.

Capitalized exploration was $687,180 (2001 – $49,631) most of which was on AfriOre's Somkele project.

We sold a subsidiary holding our interest in the Kareevlei Wes diamond project for net cash proceeds of $226,380. The property was no longer considered a core asset. The Company's interest in shares in and loans to DCTC were sold subsequent to the year-end for proceeds to the SLJV of R4-million (AfriOre's share approximately $275,000).

FINANCING

AfriOre realized net proceeds of $2,485,177 from a private placement of 5-million shares in 2002. Additional funds exceeding our cash resources may be required to develop Somkele and advance our gold exploration program. AfriOre is investigating financing alternatives to meet its cash needs. The alternatives include project debt financing, restructuring the Company to facilitate divesting a portion of the coal assets for cash and/or issuing additional shares. As well, should an acquisition opportunity present itself in either the coal or gold sectors, additional shares may have to be issued in private placements in order to fund the acquisition costs.

The SLJV borrowed R2.7-million (AfriOre's share $230,456) in December 2001 to purchase equipment for the colliery. The loan is in the form of a capital lease. AfriOre's share of repayments of the principal and interest on its operating loan was $489,178 (2001 – $283,290).

MANAGEMENT DISCUSSION AND ANALYSIS

CASH FLOW AND LIQUIDITY

Working capital at February 28, 2002, stands at $3,362,450 compared to $646,963 at February 28, 2001. AfriOre has debt of $1,218,166 (February 28, 2001 – $1,920,765) and cash of $2,450,972 (February 28, 2001 – $472,770). Operating activities contributed $1,101,412 as compared to $112,827 in 2001. The build-up in receivable and inventories has been a major consumer of working capital, whereas in 2001 inventories started the period at a high level and were drawn down. The increase in inventory in the current year resulted in part from the increase in production from open-pit sources, for which there has been a slow start to sales. Some customers took their contractual minimum deliveries. The situation will continue until Somkele coal or another alternative low-sulphur blending source is available. In addition, smelter shutdowns in South Africa and export delays also played a part in the inventory increase. Weaker demand has been noted in the first quarter of fiscal 2002/3, with the result that inventories will continue to climb in the first quarter. Operations at the contractor-managed open pit will be suspended in July 2002 to align production with current demand. Also, the Rand has strengthened against the United States dollar, which has had a negative impact on sales. Consequently, operating activities may not contribute as much in 2003 as they did in 2002, although they are expected to remain positive.

The development of Somkele is estimated to cost up to R45-million (approximately $6-million). AfriOre is planning to begin a significant gold exploration effort in the year. The Company does not have sufficient funds available to proceed with all its initiatives unless external funds become available.

RISKS AND UNCERTAINTIES

We are subject to a number of risk factors due to the nature of the mineral business in which we are engaged, the limited extent of our assets and our stage of development. The following factors should be considered, among others.

Coal Price and Volume Volatility

Our profits are directly related to the volume and price of coal and coal products sold. Coal demand and price are determined by numerous factors beyond our control, including the demand for electricity in various markets, the international demand for steel and steel products, the availability of competitive coal supplies, international exchange rates and political and economic conditions, and production costs in major coal-producing regions. Our dependence on foreign markets may result in instability due to political and economic factors in those foreign jurisdictions, which is beyond our control. The effect of any or all of these factors on coal price or volume is impossible for us to predict. If realized coal prices fall below our full cost of production and remain at such level for any sustained period, we will experience losses and may decide to discontinue operations, forcing us to incur closure and/or care and maintenance costs, as the case may be.

Exchange Rates

Our export sales – more than 70% of total sales – are denominated in United States dollars. The fluctuation of the exchange rate value of the Rand and United States dollar directly impacts the revenue realized on these sales. The relative exchange rate fluctuation between the Rand and the currencies of our international competitors impacts the ability of our coal products to compete in foreign markets. The majority of the Company's assets and liabilities are located in South Africa and are denominated in the Rand. The Rand has declined against most currencies throughout the year. For example, the Canadian dollar to Rand exchange rate has declined from 0.2005 at February 28, 2001 to 0.1410 at February 28, 2002. The average exchange rate was 0.1726 versus 0.2181 for the previous fiscal period. As a result of the accounting methods used to translate financial statements, the assets and liabilities shown on the balance sheet have declined significantly in Canadian dollar terms, with a corresponding change in the cumulative translation adjustment component of shareholders' equity.

Transportation

Substantially all of the Company's export coal is transported by one rail company to ports on the Indian Ocean for which there are limited alternatives. Interruption of rail or port services could materially affect the Company. Interruptions in the rail delivery of coal to export ports impacted on sales in the fourth quarter.

Reliance on Major Customers

Anthracite sales are a niche sector of the coal industry. A substantial portion of our coal is sold pursuant to long-term relationships built up over years of successful supply to merchants and medium-term (two/three-year) contracts with key industrial clients. These contracts are important to the stability and profitability of our operations. Our local Rand-denominated contracts are subject to price adjustment provisions, which annually permit an increase or decrease in the contract price to reflect changes in specified price indices. In addition, some of the contracts contain price review provisions which provide that either party, at specified dates, may request a price review if an unanticipated event has occurred which results in our being over or under compensated for coal supplied pursuant to the contract. If some of our medium-term contracts were lost, it could have a material adverse effect on our operations and business.

Changes in Legislation

There can be no assurance that laws and regulations relating to the mining industry in South Africa will not be changed in a manner which adversely affects us. There can be no assurance that laws and regulations relating to the mining industry in other coal-producing countries will not change to favour our competitors, leading to reduced international coal prices and coal demand from us.

Nature of Mining, Mineral Exploration and Development Projects

Our mining operations are subject to conditions beyond our control, which can affect the cost of mining for varying lengths of time. Such conditions include environmental hazards, industrial accidents, explosions, unusual or unexpected geological formations or pressures, pillar collapses, pit wall slides, pit flooding, cave-ins and periodic interruptions in both production and transportation due to inclement or hazardous weather conditions. Such risks could result in damage to, or destruction of, mineral properties or producing facilities, personal injury, environmental damage, delays in mining, monetary losses and possible legal liability.

Mineral exploration is highly speculative in nature, involves many risks and frequently is non-productive. There is no assurance that our exploration efforts will be successful. Success in establishing reserves is a result of a number of factors, including the quality of our management, our level of geological and technical expertise, the quality of land available for exploration and other factors. Once mineralization is discovered, it may take several years in the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable reserves through drilling, to determine the optimal metallurgical process to extract the metals from the ore and, in the case of new properties, to construct mining and processing facilities. As a result of these uncertainties, no assurance can be given that our exploration programs will result in the establishment or expansion of resources or reserves.

Development projects have no operating history upon which to base estimates of future cash operating costs. Particularly for development projects, resource estimates and estimates of cash operating costs are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility studies which derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, ground conditions, the configuration of the ore body, expected recovery rates of minerals from the ore, estimated operating costs, anticipated climactic conditions and other factors. As a result, it is possible that actual cash operating costs and economic returns will differ significantly from those estimated for a project prior to production. It is not unusual for new mining operations to experience unexpected problems during the start-up phase, and delays in the commencement of production often can occur.

Competition

The coal mining industry is highly competitive. Certain coal producers benefit from higher-quality coal deposits than those found on our lands and some producers benefit from more favourable geographic locations, climactic conditions and lower operating and regulatory compliance costs than the costs incurred by AfriOre.

MANAGEMENT DISCUSSION AND ANALYSIS

OTHER DEVELOPMENTS

AfriOre completed a continuance from New Brunswick to Barbados effective July 31, 2001. The continuance does not affect AfriOre's status as a listed company on the Toronto Stock Exchange or as a reporting issuer under the securities legislation of British Columbia, Alberta and Ontario, and AfriOre remains subject to the requirements of such legislation. AfriOre has no assets in Canada.

As part of the continuance, Anthony Ransom and Sandra Cowan resigned as directors and Adrian Meyer of Barbados and Martin Rosser of the United Kingdom were appointed to the Board. A representative of African Lion Limited – the Company's largest shareholder – will be invited to join the Board this year.

On December 31, 2001, AfriOre began trading on the Toronto Stock Exchange, thereby achieving a long-sought goal. AfriOre expects that the move to Canada's senior exchange will make AfriOre's shares more easily available to a broader market, as well as increase trading, liquidity and investor awareness of AfriOre.

OUTLOOK

AfriOre has a number of highly prospective projects that management believes may have an impact during the upcoming year.

Gold Exploration, FSC Project

We hold exclusive prospecting rights to 34,899 hectares (84,361 acres) south of the Witwatersrand goldfield region of South Africa through our subsidiary companies (our FSC Project). Our consultants, two leading Witwatersrand academics, developed a model that identified areas that may have preserved extensions to the Witwatersrand goldfield. As a result of our analysis, we formed a joint venture with IAMGOLD Corporation of Toronto to test the model on a portion of the subject area. A recent evaluation of the seismic data concluded that the occurrence of mineralized Witwatersrand rocks within the joint venture project area is unlikely and IAMGOLD elected to withdraw from the joint venture. We have reviewed the results of the work completed in the joint venture and we believe that the possibility of a discovery of an extension to the Witwatersrand goldfield remains undiminished. Despite the withdrawal of IAMGOLD, we have identified three new targets and consequently we are modifying the mineral rights holdings before seeking a joint venture partner for the next phase of exploration in the coming year.

Gold Exploration, Ndori Project, Kenya

AfriOre holds an option to purchase a 100% interest in the Ndori project for US$1-million. The option period extends for five years and is subject to annual option payments of US$10,000. AfriOre will undertake management and funding of exploration in the area. The area is underlain by Nyanzian Archean greenstone rocks, which are similar to rocks hosting new gold discoveries in Tanzania. AfriOre has also made application to the Kenyan government for a prospecting license over an additional area of 1,514 sq. km. This project is an extension of the 1,319 sq. km Ndori project area. Some gold occurrences and sites of previous mining have been identified in the application area.

Other Gold Exploration

We have signed a memorandum of understanding with a major South African mining company, under which AfriOre will be entitled to earn an interest in two gold projects. We expect to commence exploration on completion of a definitive agreement.

Somkele Anthracite Project

AfriOre holds a 100% interest through an option to purchase agreement and prospecting contracts over an area of 14,771 hectares underlain by anthracite seams in three fault blocks. Four project areas were identified.

Exploration in the past year by AfriOre has focused on establishing a proven reserve in Area 2 of the project that would support an initial five-year period of mining. To this end, the area has been geologically mapped in detail and 71 boreholes have been drilled. The anthracite is of a high quality and with its low-sulphur content of 0.7% will provide an ideal blending material for the higher-sulphur

(1.5%) Springlake product. This should not only enhance the value of the Springlake material but could also open new markets for the lower-sulphur blended product. Due to the proximity of Somkele to rail and to port facilities at Richards Bay, we believe that the colliery will be a low-cost producer.

Following the exploration program at Somkele, AfriOre completed a feasibility study, which included an environmental impact assessment and proposed environmental management program. Arrangements have also been made for the supply of water and power to the site and for the provision of rail and road haulage services. Tenders have been issued for contract mining and the construction of a wash-plant. The Board of Directors of AfriOre have accepted the findings of a positive feasibility study prepared by management and have decided to expand the feasibility to a bankable level.

Other Coal Projects

AfriOre has followed a program to identify other specialized coal opportunities to fulfill its strategy of becoming a major producer of these products in southern Africa. The Company reviewed a number of acquisition opportunities in the past year and will continue to do so. During the year, it acquired rights to land in South Africa underlain by a deposit of coking coal and has applied for rights to other deposits of coking coal in the region. This project has been prospected previously and contains delineated resources that AfriOre intends to further investigate and confirm. Applications for mineral rights over anthracite deposits elsewhere in South Africa and Swaziland are being pursued. These projects represent the future growth opportunities on which the long-term development of the business will be based.

Corporate Rationalization

It has been AfriOre's objective to rationalize its coal holdings in South Africa. The result would see AfriOre change its equity position in an expanded coal holding company and thereby gain access to a larger share of cash from the operation. These funds would be applied to other exploration and acquisition opportunities. The rationalization is also aimed at introducing strategic South African partners to the coal business, which would enhance the Company's future prospects. Discussions are currently underway with its partners and various third parties that could lead to such rationalization. AfriOre has also held exploratory talks with our partner in the SLJV about acquiring their interest.

RECENTLY ISSUED ACCOUNTING STANDARDS

In December 2001, the CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments ("Section 3870") was issued. Section 3870 establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees. It applies to transactions in which shares of common stock, stock options or other equity instruments are granted or liabilities incurred based on the price of common stock or other equity instruments.

Section 3870 sets out a fair value-based method of accounting that is required for certain, but not all, stock-based transactions. Section 3870 must be applied to all stock-based payments to non-employees, and to employee awards that are direct awards of stock, that call for settlement in cash or other assets or are stock appreciation rights that call for settlement by the issuance of equity instruments. However, the new standard permits the Company to continue its existing policy that no compensation cost is recorded on the grant of stock options to employees. Consideration paid by employees on the exercise of stock options is recorded as share capital and contributed surplus.

Section 3870, however, does require additional disclosures for options granted to employees, including disclosure of pro forma earnings and pro forma earnings per share as if the fair value-based accounting method had been used to account for employee stock options.

MANAGEMENT DISCUSSION AND ANALYSIS

Section 3870 will be applied prospectively to all stock-based payments to non-employees, and to employee awards that are direct awards of stock, call for settlement in cash or other assets or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after January 1, 2002, except grants outstanding at January 1, 2002, that call for settlement in cash or other assets or stock appreciation rights that call for settlement in equity instruments. For such grants, the new recommendations are applied retroactively, without restatement.

The Company does not believe that the adoption of these standards will have a material impact on its financial position.

FORWARD-LOOKING STATEMENTS

This annual report contains certain forward-looking statements relating but not limited to the Company's expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as "anticipate", "believe", "expect", "goal", "plan", "intend", "estimate", "may" and "will" or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. AfriOre undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL INFORMATION

Management has prepared the information and representations in this annual report. The consolidated financial statements have been prepared in conformity with generally accepted accounting principles in Canada and, where appropriate, reflect management's best estimates and judgement. The financial information presented throughout this report is consistent with the data presented in the consolidated financial statements.

AfriOre maintains adequate systems of internal accounting and administrative controls, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that relevant and reliable financial information is produced. Our independent auditors have the responsibility of auditing the consolidated financial statements and expressing an opinion on them.

The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Audit Committee is composed of three directors. This Committee meets periodically with management and the external auditors to review accounting, auditing, internal control and financial reporting matters.

Stuart R. Comline,
President and COO

John G. Green,
CFO

AUDITORS' REPORT

To the Shareholders of AfriOre Limited

We have audited the consolidated balance sheets of AfriOre Limited as at February 28, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for the year ended February 28, 2002 and the fifteen months ended February 28, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at February 28, 2002 and 2001 and the results of its operations and cash flows for the year ended February 28, 2002 and the fifteen months ended February 28, 2001 in accordance with Canadian generally accepted accounting principles.

KPMG
Chartered Accountants

Bridgetown, Barbados
June 3, 2002

CONSOLIDATED BALANCE SHEETS

Expressed in Canadian Dollars

	Note	**February 28, 2002**	February 28, 2001
Assets			
Current			
Cash and cash equivalents		**$ 2,450,972**	$ 472,770
Receivables		**913,520**	895,467
Inventories	4	**1,662,734**	969,925
Other		**174,900**	112,366
		5,202,126	2,450,528
Coal assets	5	**3,413,061**	4,488,409
Property and equipment	6	**56,906**	49,643
Exploration properties	7	**1,048,677**	361,497
Trust funds	8	**346,784**	331,183
		$ 10,067,554	$ 7,681,260
Liabilities			
Current			
Taxes payable		**$ 217,127**	$ 23,972
Accounts payable and accrued liabilities		**1,151,749**	1,246,881
Due to bank		**30,943**	8,204
Current portion of debt	9	**439,857**	524,508
		1,839,676	1,803,565
Long term			
Long term portion of debt	9	**271,837**	787,434
Deferred purchase price	16	**506,472**	608,823
Deferred gain	16	**2,284,306**	2,473,462
Reclamation provision	8	**570,201**	701,574
Future income taxes	11	**770,364**	726,940
		4,403,180	5,298,233
Shareholders' Equity	10	**3,824,698**	579,462
		$ 10,067,554	$ 7,681,260
Commitments	8, 12, 14		

See accompanying notes to the consolidated financial statements.

On behalf of the Board

S. R. Comline,
Director

W. E. Newfield,
Director

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

Expressed in Canadian Dollars

	Note	Twelve months ended February 28, 2002	Fifteen months ended February 28, 2001
Coal operation			
Revenue		**$ 9,745,393**	$ 8,781,929
Production costs		**(6,850,384)**	(7,201,558)
Depreciation and amortization		**(536,493)**	(1,006,365)
Business interruption insurance proceeds	5	**780,678**	–
		3,139,194	574,006
Other income and expenses			
Other income	18	**615,965**	909,852
Interest expense		**(134,955)**	(273,752)
Gain (loss) on foreign exchange		**557,028**	(73,972)
Amortization of deferred purchase price	16	**(95,876)**	(123,956)
		942,162	438,172
Corporate and exploration expenses			
Administrative costs		**(1,804,490)**	(1,641,279)
Exploration and project evaluation		**(214,172)**	(224,431)
Depreciation and amortization		**(24,413)**	(53,196)
Write down of exploration properties		**–**	(193,867)
Write down of other assets and gains (losses) on asset disposal		**220,537**	(10,973)
		(1,822,538)	(2,123,746)
Income before taxes		**2,258,818**	(1,111,568)
Income taxes (recovery)	11	**545,962**	(141,054)
Net income (loss)		**$ 1,712,856**	**$ (970,514)**
Basic income (loss) per share	13	**$ 0.07**	**$ (0.05)**
Diluted income (loss) per share		**$ 0.07**	**$ (0.05)**
Deficit, beginning of period		**$ (18,867,253)**	$ (17,896,739)
Net income (loss)		**1,712,856**	(970,514)
Deficit, end of period		**$ (17,154,397)**	$ (18,867,253)

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Expressed in Canadian Dollars

	Note	Twelve months ended February 28, 2002	Fifteen months ended February 28, 2001
Cash derived from (applied to):			
Operating Activities			
Net income (loss)		$ 1,712,856	$ (970,514)
Items not affecting cash:			
Future taxes		271,027	(167,130)
Write down of deferred exploration		–	193,867
Write down of other assets and (gains) losses on disposal of assets		(220,537)	10,973
Amortization of deferred gain		(189,157)	(236,446)
Amortization of deferred purchase price		95,876	123,956
Depreciation and amortization		560,906	1,059,561
Provision for environmental liability		94,041	180,369
Interest earned in environmental trust		(13,343)	–
Net operating working capital changes	15a	(1,210,257)	(81,809)
		1,101,412	112,827
Investing Activities			
Coal assets		(1,400,771)	(729,171)
Proceeds from insurance	5	756,261	–
Property and equipment		(50,872)	(5,151)
Proceeds on asset disposition		231,225	65,394
Trust funds		39,954	(189,448)
Exploration properties		(687,180)	(49,631)
		(1,111,383)	(908,007)
Financing Activities			
Common shares issued		2,485,177	74,500
Environmental trust account		(41,465)	(35,838)
Short term loan-advances		320,820	–
Short term loan-repayments		(320,820)	–
Operating loan-repayments		(489,178)	(283,290)
Operating loan-advances		–	641,037
Capital lease obligations		230,456	–
Bank overdraft		30,368	8,204
		2,215,358	404,613
Foreign exchange impact on cash balances		(227,185)	(93,915)
Increase (decrease) in cash and cash equivalents during the period		1,978,202	(484,482)
Cash and cash equivalents, beginning of period		472,770	957,252
Cash and cash equivalents, end of period		$ 2,450,972	$ 472,770

See accompanying notes to the consolidated financial statements.

1. NATURE OF OPERATIONS

AfriOre Limited (the "Company" or "AfriOre") was incorporated under the Company Act (British Columbia) on July 11, 1986, and subsequently continued under the Canada Business Corporations Act. On July 30, 1997, the Company was continued under the New Brunswick Business Corporations Act. On July 31, 2001, the Company was continued under the provisions of the Companies Act Cap. 308 of the Laws of Barbados.

The Company is engaged in the production of anthracite in South Africa and in the acquisition, exploration and development of resource properties in Africa.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are prepared by management in accordance with accounting principles generally accepted in Canada.

(a) Change in year-end

AfriOre changed its year-end from November 30 to February 28 effective 2001. February 28 is the common fiscal and tax year-end in South Africa, where the Company's major operations are located. Consequently, operations comprise 15 months in the previous period compared to 12 months in the current period.

(b) Principles of consolidation

These financial statements consolidate the financial statements of all controlled companies and include AfriOre's proportionate interests in the accounts of entities that are jointly controlled. Inter-company transactions and balances have been eliminated.

(c) Translation of foreign currencies

The Company's exploration subsidiaries are translated into Canadian dollars using the temporal method, whereby monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the year-end exchange rates, while non-monetary items are translated at the exchange rate in effect at the transaction date. Income and expense items are translated at the exchange rates in effect on the date of the transaction. Exchange gains and losses resulting from the translation of these amounts are included in the consolidated statements of operations.

The functional currency of the Company's coal operations is considered to be South Africa Rand ("R") and the financial statements are translated into Canadian dollars using the current rate method. Under this method, assets and liabilities are translated at the rate of exchange in effect at the year-end, while revenue and expense items, including depreciation are translated at the average rates of exchange prevailing during the year. Exchange gains and losses from the translation of such financial statements are deferred and disclosed as a separate component of shareholders' equity.

(d) Inventories

Coal inventories are recorded at the lower of average cost or net realizable value based on the first-in, first-out method. Materials and supplies are recorded at actual cost based on the first-in, first-out method.

(e) Coal assets

Plant and equipment are recorded at cost and depreciated over the lesser of their estimated useful lives or the life of the mine, which is estimated to be 15 years. Mineral properties are depreciated on a units-of-production method based on estimated reserves. Exploration costs that extend the life of the mine are capitalized and amortized on a units-of-production method based on estimated reserves.

(f) Property and equipment

Property and equipment are recorded at cost and depreciated on a straight-line basis over five years.

(g) Exploration properties

The Company capitalizes all exploration costs that result in the acquisition and retention of resource properties or an interest therein. The amount shown for exploration properties represents costs to date and does not necessarily reflect present or future values. If the properties are sold, allowed to lapse or are no longer of interest, accumulated costs are written down. Once a project reaches commercial production, the exploration costs are amortized over the estimated useful life of the producing properties.

The recoverability of the carrying values of the properties is dependent on the ability of AfriOre to obtain the necessary financing and permits to continue exploration, the establishment of economically recoverable reserves, future profitable production and/or proceeds from the disposition thereof.

(h) Environmental reclamation

Ongoing environmental and reclamation costs are expensed as incurred. Reclamation costs estimated to be incurred when operations are closed are accrued and expensed over the lives of the respective operations.

(i) Revenue recognition

Coal sales are recognized when coal is loaded on to transportation vehicles for shipment to customers. For sales to customers in South Africa, this occurs when coal is loaded at mine locations. For sales outside of South Africa, this occurs either when railcars are loaded at mine locations or when coal is loaded onto marine vessels at terminal facilities.

(j) Income taxes

The Company accounts for income taxes using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and the tax basis of assets and liabilities.

Future tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date or substantive enactment.

(k) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

(l) Comparative figures

Certain prior year's figures have been reclassified to conform to the presentation adopted in 2002.

(m) Earnings (loss) per share

Effective March 1, 2001, the Company adopted retroactively the new Canadian Institute of Chartered Accountants recommendations for calculating earnings per share ("EPS"). Under the new rules, the treasury stock method is used in assessing the dilutive effect of stock options on the diluted earnings per share. The adoption of the new rules had no affect on the recorded amounts.

(n) Cash and cash equivalents

Cash and cash equivalents include those short-term money market instruments which, on acquisition, have an original term to maturity of three months or less.

3. FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

The fair values of the Company's cash and cash equivalents, receivables, other current assets and accounts payable and accrued liabilities approximate their carrying values due to the short-term nature of these amounts. The fair value of the operating loan approximates carrying value due to it bearing interest at a variable rate. The fair value of the deferred purchase price approximates carrying value.

4. INVENTORIES

At period end, inventories are comprised of the following:

	February 28, 2002	February 28, 2001
Coal	$ 1,507,814	$ 838,583
Materials and supplies	154,920	131,342
	$ 1,662,734	$ 969,925

5. COAL ASSETS

	February 28, 2002			February 28, 2001
	Cost	Accumulated depreciation and amortization	Net book value	Net book value
Plant and equipment	**$ 3,061,548**	**$ (842,315)**	**$ 2,219,233**	$ 2,979,323
Mineral properties	**1,347,890**	**(154,062)**	**1,193,828**	1,509,086
	$ 4,409,438	**$ (996,377)**	**$ 3,413,061**	$ 4,488,409

In May 2001, the Company's anthracite operations suffered a partial closure of the roof in one of the underground working areas. Certain assets were damaged or unrecoverable following this incident. In the second quarter, after an accurate assessment was made, the Springlake colliery wrote down South African Rand ("R") 8.8-million ($1.6-million – AfriOre's share $756,261) of the carrying value of the coal assets. The colliery is insured against loss of fixed and movable assets and the mitigation of normal business risks. Full payment has been received for the amount of the capital loss. In addition, the Springlake Joint Venture ("SLJV") received R9.0-million ($1.6-million – AfriOre's share $780,678) from the insurers for loss of gross revenue.

6. PROPERTY AND EQUIPMENT

	February 28, 2002			February 28, 2001
	Cost	Accumulated depreciation and amortization	Net book value	Net book value
Office equipment and furniture	**$ 72,458**	**$ (41,140)**	**$ 31,318**	$ 41,258
Vehicles	**36,326**	**(10,738)**	**25,588**	8,385
	$ 108,784	**$ (51,878)**	**$ 56,906**	$ 49,643

7. EXPLORATION PROPERTIES

	March 1, 2001	Additions	Write Down	February 28, 2002
South Africa–FSC Gold Project	$ 317,832	$ 10,901	$ –	$ 328,733
Other Africa–Somkele Coal/Other	43,665	676,279	–	719,944
	$ 361,497	$ 687,180	$ –	$ 1,048,677

	December 1, 1999	Additions	Write Down	February 28, 2001
South Africa–Tugela Titanium Sands	$ 187,899	$ 5,968	$ (193,867)	$ –
South Africa–FSC Gold Project	317,832	–	–	317,832
Other Africa–Somkele Coal/Other	2	43,663	–	43,665
	$ 505,733	$ 49,631	$ (193,867)	$ 361,497

FSC Gold Project

AfriOre was granted in 1999, exclusive Prospecting Contracts for precious metals on certain properties in South Africa. The Contracts are valid for six years and AfriOre has the right to renew for an additional three years. On October 8, 1999, AfriOre acquired an exploration model and information relating to the property in exchange for 125,000 common shares (value $122,500). Under the terms of the acquisition agreement, an additional 350,000 AfriOre Limited common shares will be issued upon the earlier of the commencement of a final feasibility study on the property or the making of a takeover bid for AfriOre as a result of exploration activities on the property.

AfriOre signed a share earn-in agreement in 1999, with IAMGOLD Corporation of Toronto, Canada ("IAMGOLD"). After funding two drill holes, IAMGOLD withdrew from the program and relinquished its interest.

Somkele Project

AfriOre has exclusive prospecting rights over certain land at Somkele in KwaZulu Natal, South Africa.

A portion of the prospecting rights are subject to an agreement with Purity Investments (Pty) Ltd. ("Purity"), whereby AfriOre may purchase a 100% interest in Purity and the prospecting rights, subject to the following terms:

- AfriOre has until September 26, 2002 to complete an exploration program prior to electing to purchase 100% of Purity, which holds prospecting rights, through the issue of 100,000 AfriOre shares or, at the election of Purity's owners, the payment of $50,000. The present owners of Purity will also be entitled to receive a 3.25% pre-tax royalty based on gross revenues from any mining operation that may develop within the Purity area in the future.
- During the exploration period AfriOre is committed to spending a minimum of R150,000 (approximately $30,000) on prospecting and option payments of R120,000 (approximately $24,000).

The prospecting rights to the balance of the Somkele project have been acquired through a prospecting contract with the Ngonyama Trust until February 16, 2003, with the right to extend the prospecting rights for a further period of two years. AfriOre will pay option monies of R3 per hectare in the first year, increasing by R1 per annum. AfriOre has also been granted the right to obtain mining title through a mineral lease on completion of an exploration program and feasibility study.

8. TRUST FUNDS AND RECLAMATION PROVISION

The Company has an environmental reclamation trust fund in South Africa. The fund is secured by a pledge against certain TWF assets. Payments to the fund are made in accordance with statutory requirements. The costs of environmental reclamation at TWF are estimated annually by independent consultants and recorded in the balance sheet. The costs of ongoing programs to prevent and control pollution and to rehabilitate the environment are charged against income as incurred. Income on the monies paid to the trust fund is set off against the expense for the year.

Durban Coal Terminal Company (Pty) Limited – a company through which some coal is shipped – holds in trust for the Company funds amounting to $178,400 (2001 – $174,160). Subsequent to the year-end, the SLJV sold its interest in Durban Coal Terminal and the trust funds were repaid. A gain of $275,000 was recognized.

9. DEBT

	February 28, 2002	February 28, 2001
Loans from IDC	**$ 711,694**	$ 1,311,942
Less classified as current	**439,857**	524,508
	$ 271,837	$ 787,434

The SLJV obtained a credit facility from the Industrial Development Corporation of South Africa ("IDC") for R15.7-million that was fully drawn down in the period ending February 28, 2001. The loan is secured by a pledge of movable assets owned by the Springlake colliery. The loan matures August 1, 2003 and bears interest at the South African prime overdraft rate. Principal and interest on the loan are repayable monthly in accordance with the loan schedule.

In December 2001, the IDC provided a second loan in the form of a lease in the amount of R2.7-million ($376,000 – AfriOre's share $188,000) to finance the acquisition of a new scoop tram at the colliery. The loan is secured by the leased assets. The loan matures May 1, 2004 and bears interest at the South African prime overdraft rate. Principal and interest on the loan are repayable monthly in accordance with the loan schedule. The net book value of the asset is R2,575,011 (AfriOre's share $181,538). The maturities of the Company's debt for the next three years are as follows:

2002	$ 439,857
2003	248,043
2004	23,794
	$ 711,694

10. SHAREHOLDERS' EQUITY

(a) Shareholders' equity is comprised as follows:

	February 28, 2002	February 28, 2001
Capital stock	**$ 21,654,764**	$ 19,169,587
Contributed surplus	**855,491**	855,491
Deficit	**(17,154,397)**	(18,867,253)
Cumulative translation adjustment	**(1,531,160)**	(578,363)
	$ 3,824,698	$ 579,462

(b) Capital stock

The authorized capital of the Company consists of an unlimited number of common shares without par value.

	Shares	**Amount**
Balance November 30, 1999	**20,309,887**	**$ 19,095,087**
Exercise of stock options	50,000	74,500
Balance February 28, 2001	**20,359,887**	**$ 19,169,587**
Private placement	5,000,000	2,485,177
Balance February 28, 2002	**25,359,887**	**$ 21,654,764**

Options

The Company issues stock options to directors, officers, employees and key consultants from time to time. Shareholders approved a new stock option plan in 1997 reserving up to 2,200,000 common shares for issuance under the plan. Subsequent to the year-end, the Toronto Stock Exchange approved an increase of 300,000 to the number of reserved shares. Options granted under that plan may be exercised during a period not exceeding five years, subject to earlier termination under various circumstances. The options are non-transferable. The exercise price may not be less than the minimum price stipulated by applicable regulators.

	Options	Weighted average price
Balance November 30, 1999	**1,645,000**	**$ 1.07**
Granted	110,000	0.60
Expired unexercised	(80,000)	1.93
Exercised	(50,000)	1.49
Balance February 28, 2001	**1,625,000**	**$ 1.00**
Granted	1,165,000	0.53
Surrendered	(540,000)	1.05
Balance February 28, 2002	**2,250,000**	**$ 0.74**

At February 28, 2002, the following options to acquire common shares of the Company are outstanding:

Number of Common Shares Subject to Option	Exercise Price	Expiry Date
450,000	$ 1.49	June 10, 2002
25,000	$ 0.80	Dec. 18, 2002
100,000	$ 0.80	March 30, 2003
400,000	$ 0.50	July 21, 2003
35,000	$ 0.80	April 19, 2005
75,000	$ 0.50	May 25, 2005
275,000	$ 0.50	August 6, 2006
815,000	$ 0.54	August 16, 2006
75,000	$ 0.60	Feb. 11, 2007
2,250,000		

All are exercisable immediately, except for the following options granted at $ 0.50: 50,000 vest May 1, 2002 and 50,000 vest May 1, 2003.

Property Acquisition Agreements

At February 28, 2002, 490,000 common shares are issuable (2001 – 490,000) by the Company for exploration properties if the properties reach an advanced stage.

11. INCOME TAXES

(a) The income tax provision consists of the following:

	February 28, 2002	February 28, 2001
Current	**$ 274,935**	$ 26,076
Future	**271,027**	(167,130)
Total	**$ 545,962**	$ (141,054)

(b) The difference between the amount of the reported consolidated income tax provision and the amount computed by multiplying the consolidated earnings before income taxes times the Company's applicable South African (being the principal country in which the Company operates) tax rate of 30% is reconciled as follows:

	February 28, 2002	February 28, 2001
Income taxes computed using the Company's tax rate	**$ 677,646**	$ (291,154)
Adjust for:		
Non-deductible items	**6,500**	33,560
Income of subsidiaries subject to tax at different rates	**(109,088)**	–
Losses not previously recognized	**(218,436)**	(136,032)
Losses not tax effected	**189,341**	252,572
Income tax (recovery)	**$ 545,962**	$ (141,054)

(c) The tax effects of temporary differences that give rise to significant portions of the future tax assets and liabilities are as follows:

	February 28, 2002	February 28, 2001
Future tax assets:		
Environmental reclamation	**$ 171,060**	$ 202,427
Accounts payable, primarily for accrued leave	**29,100**	31,838
Net operating loss carry forwards	–	2,362,192
Capital assets	–	25,508
Total gross future tax assets	**200,160**	2,621,965
Less valuation allowance	–	(2,387,700)
Net future tax assets	**200,160**	234,265
Future tax liabilities:		
Prepaids and inventory	**81,244**	47,107
Mining interests	**668,836**	–
Capital assets	**14,290**	914,098
Exploration properties	**206,154**	–
Total gross deferred tax liabilities	**970,524**	961,205
Net future tax liability	**$ 770,364**	$ 726,940

The Company's Canadian net opening loss carry forwards expired when the Company was continued under the provisions of the Companies Act Cap. 308 of the Laws of Barbados.

12. RELATED PARTY TRANSACTIONS

Included in the accounts are payments made to companies under the control or significant influence of officers and directors. These transactions are recorded at the exchange amount, being the amount agreed to by the parties. A summary of these transactions follows:

	February 28, 2002	February 28, 2001
Management fees and expense recovery [1]	**$ 15,718**	$ 170,239
Legal fees and expenses [2]	**75,890**	36,774
Consulting fees [3]	**13,808**	14,342
Administrative services [4]	**180,250**	–
Sale of non-core assets [5]	–	60,000

1. AfriOre provided management services and office space on a cost-recovery basis to another company that shares a common director. The arrangement ended July 2001.
2. A former director was a partner in the firm that is the Company's Canadian legal counsel.
3. Paid by subsidiaries in South Africa to a firm owned by a director.
4. AfriOre carries on business outside Canada. AfriOre purchases administrative, advisory and investor relations services from a company that shares a common director to assist in fulfilling its ongoing obligations as a reporting issuer listed for trading on a stock exchange in Canada. A contract effective August 2001 provides for monthly payments of $25,750 by AfriOre. The contract has a term of two years and automatically renews for one year. AfriOre may terminate the agreement after the first year by either giving 12 months notice or 90 days notice and paying $80,000.
5. A property in South Africa was sold to an officer at the appraised market value.

13. EARNINGS (LOSS) PER COMMON SHARE

Earnings (Loss) per Share ("EPS") have been calculated using the weighted average number of shares outstanding during the period. Diluted EPS data for the 2002 period is calculated using the treasury stock method. The calculation of diluted earnings per share assumes that options and warrants with an exercise price lower than the average quoted market price were exercised at the later of the beginning of the period or time of issue. In applying the treasury stock method options with an exercise price greater than the average quoted market price of the common shares are not included in the calculation of diluted earnings per share, as the effect is anti-dilutive. The average market price of the common shares during the year was $0.535.

	Twelve months ended February 28, 2002	Fifteen months ended February 28, 2001
(i) Basic		
Numerator		
Net earnings (loss) – income available to shareholders	**$ 1,712,856**	$ (970,514)
Denominator		
Weighted average number of shares	**23,342,079**	20,359,887
Basic earnings (loss) per share	**$ 0.07**	$ (0.05)
(ii) Diluted		
Net earnings (loss) – income available to shareholders	**$ 1,712,856**	$ (970,514)
Denominator		
Weighted average number of shares	**23,342,079**	20,359,887
Potential issuance of shares from stock options	**121,956**	–
	23,464,035	20,359,887
Diluted earnings (loss) per share	**$ 0.07**	$ (0.05)

1,500,000 options have been excluded in the calculation, as their exercise would be anti-dilutive. Shares issuable in respect of property acquisition agreements have also been excluded from the calculation of diluted EPS

14. FUTURE SALES

The Company has entered into various sales contracts with respect to its coal operations. Under the terms of these contracts, the Company has committed to sell approximately 650,000 tonnes of coal between calendar years 2001 and 2003. The contracts provide the Company with a fixed price in United States dollars.

15. SUPPLEMENTARY INFORMATION

(a) Change in non-cash working capital items

	Twelve months ended February 28, 2002	Fifteen months ended February 28, 2001
Decrease (increase) in current assets:		
Receivables	**$ (440,904)**	$ (733,951)
Inventories	**(1,243,923)**	91,424
Other	**(57,624)**	29,862
Increase in current liabilities:		
Taxes payable	**265,052**	23,972
Accounts payable and accruals	**267,142**	506,884
Net operating working capital change	**$ (1,210,257)**	$ (81,809)

(b) Cash paid for taxes and interest

	Twelve months ended February 28, 2002	Fifteen months ended February 28, 2001
Cash paid for taxes	**$ 32,655**	$ 62,138
Cash paid for interest	**$ 134,955**	$ 215,012

16. JOINT VENTURE

AfriOre's interest in the SLJV is its only reportable segment. The SLJV produces and markets anthracite. The accounting policies used in these segments are the same as those described in Note 2.

	Twelve months ended February 28, 2002			Fifteen months ended February 28, 2001		
	SLJV	**Corporate and other**	**Total**	SLJV	Corporate and other	Total
Revenues						
Domestic sales	**$ 1,684,978**	–	**$ 1,684,978**	$ 2,832,737	–	$ 2,832,737
Export sales	**8,060,415**	–	**8,060,415**	5,949,192	–	5,949,192
	9,745,393	–	**9,745,393**	8,781,929	–	8,781,929
Production costs	**(6,850,384)**	–	**(6,850,384)**	(7,251,714)	50,156	(7,201,558)
Depreciation and amortization	**(489,103)**	**(47,390)**	**(536,493)**	(947,127)	(59,238)	(1,006,365)
Business interruption insurance	**780,678**	–	**780,678**	–	–	–
	3,186,584	**(47,390)**	**3,139,194**	583,088	(9,082)	574,006
Other income and expenses	**354,904**	**587,258**	**942,162**	(708,045)	1,146,217	438,172
Corporate and exploration expenses	**(182,314)**	**(1,640,224)**	**(1,822,538)**	(54,006)	(2,069,740)	(2,123,746)
Income (loss) before tax	**3,359,174**	**(1,100,356)**	**2,258,818**	(178,963)	(932,605)	(1,111,568)
Taxes (recovery)	**(988,302)**	**442,340**	**(545,962)**	141,054	–	141,054
Net income (loss)	**$ 2,370,872**	**$ 658,016**	**$ 1,712,856**	$ (37,909)	$ (932,605)	$ (970,514)
Total assets						
South Africa	**$ 7,441,390**	**$ 848,411**	**$ 8,289,801**	$ 7,569,301	$ 309,125	$ 7,878,426
Barbados/Canada	–	**1,777,753**	**1,777,753**	–	197,166	(197,166)
	$ 7,441,390	**$ 2,626,164**	**$ 10,067,554**	$ 7,569,301	$ 111,959	$ 7,681,260
Cash from operating activities	**$ 2,417,290**	**$ (1,315,878)**	**$ 1,101,412**	$ 831,362	$ (718,535)	$ 112,827
Cash from investing activities	**(659,179)**	**(452,204)**	**(1,111,383)**	(908,007)	–	(908,007)
Cash from financing activities	**(299,652)**	**2,515,010**	**2,215,358**	330,113	74,500	404,613

On April 30, 1999, AfriOre completed the acquisition of a joint venture interest. The joint venture consists of Tweewaters Fuel (Pty) Limited ("TWF") and the Springlake Joint Venture ("SLJV"). In order to effect the acquisition, the Company contributed certain mineral properties (the "Coal Properties") and in return the joint venture partner contributed cash of $6.2-million. TWF was purchased by the joint venture for R25.25-million in cash ($6.2-million) and R10 million ($2.4-million) due in 2004. The fair value of the amount due in 2004 (the "deferred purchase price") was estimated to be $1.0-million (AfriOre's share $0.5-million) at the time of the acquisition. The discount from face value is being amortized over the term to maturity.

The Company recorded a deferred gain of $2,837,354 on the transaction. The deferred gain resulting from the transaction is being amortized over the estimated life of the coal assets on acquisition (15 years). In addition, the Company received $634,000 in respect of the Coal Properties, which was recognized in income.

Together, TWF and the SLJV comprise the Company's reportable segment, referred to in the table above as the SLJV.

Coal sales to significant customers as a percentage of the total value of sales were as follows:

	February 28, 2002	February 28, 2001
Customer A	**26%**	36%
Customer B	**4%**	14%
Customer C	**6%**	12%
Customer D	**13%**	–
Customer E	**10%**	–

17. PENSIONS

AfriOre provides retirement benefits for its eligible employees. The contributions paid to fund obligations for the payment of benefits are charged against income in the year of payment. There are four independently managed funds, which are defined as contribution plans. They are all subject to the South African pension Funds Act, 1956. The value of contributions in the current year was R497,407 ($85,852) and R541,305 ($118,059) in the previous period.

18. OTHER INCOME

Other income is comprised as follows:

	Twelve months ended February 28, 2002	Fifteen months ended February 28, 2001
Interest	**$ 107,799**	$ 55,262
Amortization of deferred gain	**189,157**	236,446
General	**129,461**	264,345
Management fees and rent	**189,548**	353,799
	$ 615,965	$ 909,852

AFRIORE LIMITED

NOTICE OF ANNUAL MEETING
OF SHAREHOLDERS

NOTICE is hereby given that the Annual Meeting (the "Meeting") of the Shareholders of AfriOre Limited (the "Company") will be held at 41 Roebuck Street, Bridgetown, Barbados on July 29, 2002 at the hour of 2:30 p.m. (Barbados Time), for the following purposes:

1. To receive the financial statements of the Company for the year ended February 28, 2002 and the report of the auditors thereon.

2. To elect directors.

3. To appoint auditors and to authorize the directors to fix their remuneration.

4. To consider, and if thought advisable, to pass, with or without variation, a resolution approving the issuance or possible issuance by the Company in private placements during the twelve months commencing on the date of the Meeting of up to 100% of the number of issued and outstanding common shares, calculated as at the date of the accompanying management proxy circular, subject to certain restrictions. The text of the resolution reads as follows:

   "RESOLVED that the issuance by the Company in one or more private placements during the twelve month period commencing July 29, 2002 of such number of securities that would result in the Company issuing or making issuable a number of common shares aggregating up to 100% of the number of issued and outstanding common shares as at June 11, 2002, being the date of the management proxy circular describing the advance approval, as more particularly described in and subject to the restrictions described in the Company's management proxy circular dated June 11, 2002, is hereby approved."

5. To consider, and if thought advisable, to pass, with or without variation, a resolution approving an amendment to By-Law No. 1 of the Company ("By-Law No. 1") in order to remove the requirement that the Managing Director, the President and Vice-President of the Company must be a director of the Company. The text of the resolution reads as follows:

   "RESOLVED that paragraph 11.1 of By-Law No. 1 be amended by deleting the second sentence of paragraph 11.1 and substituting in its place the following: "A director may be appointed to any office of the Company but none of the officers except the Chairman and the Deputy Chairman need be a director."

6. To transact such other business as may properly come before the Meeting or any adjournment thereof.

Shareholders are entitled to vote at the Meeting either in person or by proxy. Those who are unable to attend the Meeting are requested to read, complete, sign and mail the enclosed form of proxy in accordance with the instructions set out in the proxy and in the management proxy circular accompanying this Notice. Please advise the Company of any change in your mailing address.

DATED the 11th day of June, 2002.

By Order of the Board of Directors

(Signed) Stuart R. Comline
President and Chief Operating Officer

Companies Act of Barbados

(Section 140)

MANAGEMENT PROXY CIRCULAR

In respect of the annual Meeting of Shareholders of the Company to be held on the 29th day of July, 2002.

1. Name of Company: Company No.:

AFRIORE LIMITED 20371

2. Particulars of Meeting:

Annual Meeting of the Shareholders of AfriOre Limited (the "Company") to be held on the 29th day of July, 2002 at 41 Roebuck Street, Bridgetown, Barbados at 2:30 in the afternoon.

SOLICITATION ON BEHALF OF THE MANAGEMENT OF THE COMPANY

THIS MANAGEMENT PROXY CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION ON BEHALF OF THE MANAGEMENT OF THE COMPANY of proxies to be used at the Annual Meeting of Shareholders of the Company (the "Meeting") to be held on July 29, 2002 at the time and place and for the purposes set forth above and in the accompanying Notice of Meeting. Proxies will be solicited primarily by mail and may also be solicited personally or by telephone by the directors and/or officers of the Company at nominal cost. The cost of solicitation by management will be borne by the Company.

The Company may pay the reasonable costs incurred by persons who are the registered but not beneficial owners of voting shares of the Company (such as brokers, dealers, other registrants under applicable securities laws, nominees and/or custodians) in sending or delivering copies of this circular, the notice of meeting and form of proxy to the beneficial owners of such shares. The Company will provide, without cost to such persons, upon request to the Secretary of the Company, additional copies of the foregoing documents required for this purpose.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy represent management of the Company. **A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON, WHO NEED NOT BE A SHAREHOLDER OF THE COMPANY, TO REPRESENT HIM OR HER AT THE MEETING MAY DO SO** by filling in the name of such person in the blank space provided in the proxy or by completing another proper form of proxy. A shareholder wishing to be represented by proxy at the Meeting or any adjournment thereof must, in all cases, deposit the completed proxy with the Company's transfer agent and registrar, Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, on or before 2:30 p.m. on the second business day preceding the day of the Meeting or any adjournment thereof at which the proxy is to be used, or deliver it to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof prior to the time of voting. A proxy should be executed by the shareholder or his or her attorney duly authorized in writing or, if the shareholder is a corporation, by an officer or attorney thereof duly authorized.

In addition to any other manner permitted by law, a proxy may be revoked before it is exercised by instrument in writing executed in the same manner as a proxy and deposited at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used or with the Chairman of the Meeting on the day of such Meeting or any adjournment thereof and thereupon the proxy is revoked.

A shareholder attending the Meeting has the right to vote in person and, if he or she does so, his or her proxy is nullified with respect to the matters such person votes upon and any subsequent matters thereafter to be voted upon at the Meeting or any adjournment thereof.

EXERCISE OF DISCRETION BY PROXIES

The shares represented by proxies in favour of management nominees will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for and, if a shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, the shares represented by the proxy shall be voted accordingly. **WHERE NO CHOICE IS SPECIFIED, THE PROXY WILL CONFER DISCRETIONARY AUTHORITY AND WILL BE VOTED FOR THE ELECTION OF DIRECTORS, FOR THE APPOINTMENT OF AUDITORS AND THE AUTHORIZATION OF THE DIRECTORS TO FIX THEIR REMUNERATION AND FOR EACH ITEM OF SPECIAL BUSINESS, AS STATED ELSEWHERE IN THIS CIRCULAR. THE ENCLOSED FORM OF PROXY ALSO CONFERS DISCRETIONARY AUTHORITY UPON THE PERSONS NAMED THEREIN TO VOTE WITH RESPECT TO ANY AMENDMENTS OR VARIATIONS TO THE MATTERS IDENTIFIED IN THE NOTICE OF MEETING AND WITH RESPECT TO OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING IN SUCH MANNER AS SUCH NOMINEE IN HIS JUDGMENT MAY DETERMINE.** At the time of printing this circular, the management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

VOTING SECURITIES

The Company is authorized to issue an unlimited number of common shares. At the date hereof, the Company has outstanding 25,359,887 common shares, each of which carries one vote. The record date for the determination of shareholders entitled to receive notice of the Meeting has been fixed as June 20, 2002 (the "Record Date"). The Company will prepare a list of shareholders as of such Record Date. Each shareholder named in the list will be entitled to one vote per share shown opposite his or her name on the said list, even though he or she has since that date disposed of his or her shares, and no shareholder becoming such after that date shall be entitled to receive notice of and vote at the Meeting or any adjournment thereof.

ADVICE TO NON-REGISTERED SHAREHOLDERS

The information set forth in this section is of significant importance to many public shareholders of the Company, as a substantial number of the public shareholders of the Company do not hold shares in their own name. Shareholders who do not hold their shares in their own name (referred to in this Management Proxy Circular as "Beneficial Shareholders") should note that only proxies deposited by Shareholders whose names appear on the records of the Company as the registered holders of common shares can be recognized and acted upon at the Meeting. If shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those shares will not be registered in the shareholder's name on the records of the Company. Such shares will more likely be registered under the name of the shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name of The Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms). Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of the Company do not know for whose benefit the shares registered in the name of CDS & Co. are held.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions which should be carefully followed by Beneficial in order to ensure that their shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided to registered shareholders. However, its purpose is limited to instructing the registered shareholders how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Independent Investor Communications Company ("IICC"). IICC typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to IICC. IICC then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A Beneficial Shareholder receiving a proxy with an IICC sticker on it cannot use that proxy to vote shares directly at the Meeting. The proxy must be returned to IICC well in advance of the Meeting in order to have the shares voted.

PRINCIPAL SHAREHOLDERS

As at the date of this Management Proxy Circular, the only person, who, to the knowledge of the directors or senior officers of the Company, beneficially owned, directly or indirectly, or exercised control or direction over, securities of the Company carrying more than 10% of the voting rights attaching to any class of outstanding voting securities of the Company was as follows:

Name of Registered Holder	Number and Class of Shares	Percentage of Class	Percentage of all Voting Rights
African Lion Limited	3,000,000 Common Shares	11.83%	11.83%

Persons registered on the books of the Company at the close of business on June 20, 2002 (the "record date") and persons who are transferees of any shares acquired after such record date and who have produced properly endorsed certificates evidencing such shares or who otherwise establish ownership thereof and demand, not later than 10 days before the Meeting, that their names be included in the list of shareholders, are entitled to vote at the Meeting.

ELECTION OF DIRECTORS

The Articles of the Company provide that the Company is authorised to appoint a minimum of three (3) and a maximum of ten (10) directors. The Board of Directors of the Company currently consists of six (6) directors. It is proposed that seven (7) directors be elected at the Meeting. The following table and the notes thereto state the names of all the persons proposed to be nominated by management for election as directors, all other positions and offices with the Company now held by them, their principal occupation or employment, the period or periods of service as directors of the Company and the approximate number of voting securities of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them as of the date hereof.

If a shareholder votes for more than one nominee without specifying the distribution of his or her votes among the nominees, he or she will be deemed to have distributed his or her votes equally among the nominees for whom he or she voted. If a shareholder fails to withhold his or her votes but does not specify which nominees the shareholder would like his or her votes cast in favour of, such shareholder's votes will be distributed equally among the nominees of management. If the number of persons nominated for director exceeds the number of positions to be filled, the nominees who receive the least number of votes shall be eliminated until the number of nominees remaining equals the number of positions to be filled. A separate vote of shareholders shall be taken with respect to each person nominated for director.

The present term of office of each director of the Company will expire at the close of the Meeting. Each person whose name appears hereunder is proposed to be elected as a director of the Company to serve for the period commencing immediately subsequent to the close of the Meeting and ending at the close of the next annual meeting of shareholders or until his successor is elected or appointed.

Name, Office and Principal Occupation[1]	Director Since	No. of Voting Securities Owned, Controlled or Directed as at June 11, 2002[2]
Thomas A. Di Giacomo[3][4][5] • Director • President, Tadico Limited (a financial advisory company) since March 1994	March 13, 1995	80,000 common shares
Warren E. Newfield • Director • Prior to August 2001, Treasurer and Vice-President, Corporate Development of the Company • Self-employed businessman	March 13, 1995	82,800 common shares
Stuart R. Comline[3][5] • Director, President, and Chief Operating Officer • Prior to August 1995, General Manager, Geology of JCI Limited	January 21, 1997	25,000 common shares
Derek L. Kyle[4] • Director • Prior to October 1997, Director New Business, Avmin Limited • Founder and Director of The Mineral Corporation in 1997	May 20, 1998	NIL
E. Adrian Meyer[3][4][5][6] • Director • Prior to 1998, President and Director, Bayshore Bank and Trust (Barbados) Corporation • Principal and Director, Citadel Bank & Trust Inc. since November 1998	July 12, 2001	1,241,500 common shares
Martin L. Rosser • Director • Prior to June 2001, Managing Director, David Williamson Associates Limited (1996 – June 2001; Deputy Managing Director until January 2001) • Managing Director, DWA Capital PLC since June 2001	November 22, 2001	NIL
Michael Brook • Nominee • Principal, African Lion Limited since 2001 • Prior to 2001, a mining analyst with J.B. Were & Son, a Melbourne based investment company.	Nominee	NIL[6]

Notes:

(1) *The principal occupations of the each of the nominees during the past five years is as set forth above.*

(2) *The information as to voting securities beneficially owned, controlled or directed, not being within the knowledge of the Company, has been furnished by the respective nominees individually.*

(3) *Member of the Audit Committee.*

(4) *Member of the Compensation Committee.*

(5) *Member of the Corporate Governance Committee.*

(6) *Michael Brook is a Principal, and nominee to the Board of Directors of the Company, of African Lion Limited which owns 3,000,000 common shares*

Proxies received in favour of management will be voted **FOR** the election of the above-named nominees with such votes being distributed as the shareholder has specified or, if not so specified, equally among the above-named nominees, unless the shareholder has specified in the proxy that his or her shares are to be withheld from voting in respect thereof. Management has no reason to believe that any of the nominees will be unable to serve as a director, but if that should occur, proxies in favour of management will be voted in favour of the remaining nominees and may be voted for a substitute nominee unless the shareholder has specified in the proxy that his or her shares are to be withheld from voting in respect of the election of directors.

EXECUTIVE COMPENSATION

The table below sets forth information concerning the compensation of the Company's most highly compensated executive officers earning in excess of $100,000 per annum (collectively, the "Named Executive Officers") for the Company's fiscal periods ended November 30, 1999 and February 28, 2001 and 2002. The Company did not have a Chief Executive Officer for the fiscal period ended February 28, 2002.

Summary Compensation Table

	ANNUAL COMPENSATION				LONG-TERM COMPENSATION			
					Awards		Payouts	
Name and Principal Position	**Financial Period[1]**	**Salary ($)**	**Bonus ($)**	**Other Annual Compen-sation ($)**	**Securities Under Options/ SARs[2] Granted (#)**	**Restricted Shares or Restricted Share Units ($)**	**LTIP[3] Payouts ($)**	**All Other Compen-sation ($)**
Stuart R. Comline, President and Chief Operating Officer[4]	2002 2001 1999	— — —	— — —	150,000 161,250 105,000	115,000 — —	— — —	— — —	— — —
Mark R. Snelling, Vice-President, Operations	2002 2001 1999	— — —	— — —	150,000 167,803 115,000	75,000 — —	— — —	— — —	— — —

Name and Principal Position	Financial Period[1]	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ SARs[2] Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP[3] Payouts ($)	All Other Compensation ($)
Michael van Aswegen, Vice-President, Exploration[5]	2002	—	—	116,667	200,000	—	—	—
	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—

Notes:

(1) *The fiscal year end of the Company was changed in November 2000 from November 30 to February 28. Therefore, the information relating to 2001 reflects a 15 month period.*

(2) *Stock appreciation rights.*

(3) *Long term incentive plans.*

(4) *Mr. Comline was appointed President and Chief Operating Officer of the Company on December 14, 1999.*

(5) *Mr. van Aswegen joined the Company in May, 2001.*

Stock Option Grants

The Company has a stock option plan. The following information concerns the grant of options during the fiscal period ended February 28, 2002 to certain of the Company's Names Executive Officers. See "Stock Option Plan".

Name	Securities Under Options / SARs Granted #	% of Total Options / SARs Granted to Employees in Financial Year	Exercise or Base Price ($/security)	Market Value of Securities Underlying Options / SARs on the Date of Grant ($/security)	Expiration Date
Stuart R. Comline	115000	10%	0.54	0.54	August 16, 2006
Mark R. Snelling	75000	6%	0.54	0.54	August 16, 2006
Michael van Aswegen	200000	17%	0.5	0.49	August 6, 2006

Stock Options Exercised and Held

The following information concerns each exercise of options during the fiscal period ended February 28, 2002 by the Company's Named Executive Officers and the financial year-end value of unexercised options held on an aggregated basis.

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year End Option/SAR Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at FY - End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options/SARs at FY - End ($) Exercisable/ Unexercisable
Stuart R. Comline	—	—	415,000 / —	10,600 / —
Mark R. Snelling	—	—	200,000 / —	7,000 / —
Michael van Aswegen	—	—	100,000 / 100,000	4,000 / 4,000

Directors

While there was no cash compensation paid to directors in their capacity as such during the Company's most recently completed financial year, four (4) directors received an aggregate of 670,000 options to acquire common shares of the Company at an exercise price of $0.54 per common share and one (1) director received 75,000 options to acquire common shares of the Company at an exercise price of $0.60 per common share.

As explained in greater detail below, certain other corporations or entities in which directors are principals or affiliated with received payments as consideration for consulting and other services provided during the fiscal year ended February 28, 2002. See "Interest of Insiders in Material Transactions."

STOCK OPTION PLAN

Stock Option Plan

On April 1, 1997, the directors of the Company created a stock option plan (the "Plan") to comply with applicable regulatory requirements.

The purpose of the Plan is to encourage ownership of Common Shares by directors, senior officers, employees and consultants of the Company and its subsidiaries. Options may be granted under the Plan only to directors, senior officers, employees, consultants and personal holding corporations controlled by a director or senior officer of the Company and its subsidiaries as designated from time to time by the board of directors. The number of Common Shares which may be reserved for issuance under the Plan is limited to 2,500,000 Common Shares, provided that the board of directors has the right, from time to time, to increase such number subject to the approval of the Toronto Stock Exchange (the "TSX"). The maximum number of Common Shares which may be reserved for issuance to any one person under the Plan is 5% of the Common Shares outstanding at the time of the grant (calculated on a non-diluted basis) less the number of Common Shares reserved for issuance to such person under any option to purchase Common Shares granted as a compensation or incentive mechanism (less the total number of Common Shares reserved for issuance to such person in connection with the Prior Options). Any Common Shares subject to a Prior Option or granted pursuant to the Plan which for any reason are cancelled or terminated prior to exercise will be available for a subsequent grant under the Plan. The exercise price cannot be less than the minimum price stipulated by applicable regulators. Options granted under the Plan may be exercised during a period not exceeding five years, subject to earlier termination upon the termination of the optionee's employment, upon the optionee ceasing to be an employee, senior officer, director or consultant of the Company or any of its subsidiaries, as applicable, or upon the optionee retiring, becoming permanently disabled or dying. The options are non-transferable. The Plan contains provisions for adjustment in the number of Common Shares issuable thereunder in the event of a subdivision, consolidation, reclassification or change of the Common Shares, a merger or other relevant changes in the Company's capitalization. The board of directors may from time to time amend or revise the terms of the Plan or may terminate the Plan at any time. The Plan does not contain any provision for financial assistance by the Company in respect of options granted under the Plan.

As of the date hereof 2,000,000 options to purchase Common Shares are outstanding pursuant to the Plan.

MANAGEMENT CONTRACTS

There are no management functions of the Company or its subsidiaries which are to any substantial degree performed by a person or company other than the directors or senior officers (or private companies controlled by them, either directly or indirectly) of the Company or its subsidiaries.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the directors, the proposed nominees for election as directors, senior officers, or their respective associates or affiliates, are or have been indebted to the Company or its subsidiaries since the beginning of the last completed financial year of the Company.

SPECIAL BUSINESS

1. Advance Shareholder Approval for the Issuance of Shares by Private Placement

The Company from time to time investigates opportunities to raise financing on advantageous terms. It may undertake one or more financings over the next year and expects some of them to be structured as private placements. Under the rules of the TSX, the aggregate number of shares of a listed company which are issued or made subject to issuance (i.e., issuable under a share purchase warrant or option or other convertible security) by way of one or more private placement transactions during any particular six-month period must not exceed 25% of the number of shares outstanding (on a non-diluted basis) prior to giving effect to such transactions (the "TSX 25% Rule"), unless there has been shareholder approval of such transactions.

The application of the TSX 25% Rule may restrict the availability to the Company of funds which it may wish to raise in the future by private placement of its securities.

In particular, management of the Company may consider it to be in the best interests of the Company to solicit private placement funds for working capital and its operations. The TSX has a working practice that it will accept advance approval by shareholders in anticipation of private placements that may exceed the TSX 25% Rule, provided such private placements are completed within 12 months of the date such advance shareholder approval is given.

THE COMPANY'S ISSUED AND OUTSTANDING SHARE CAPITAL IS CURRENTLY COMPRISED OF 25,359,887 COMMON SHARES AND THE COMPANY PROPOSES THAT THE MAXIMUM NUMBER OF SHARES WHICH EITHER WOULD BE ISSUED OR MADE SUBJECT TO ISSUANCE UNDER ONE OR MORE PRIVATE PLACEMENTS IN THE TWELVE MONTH PERIOD COMMENCING ON JULY 29, 2002 WOULD NOT EXCEED 25,359,887 SHARES, OR 100% OF THE COMPANY'S ISSUED AND OUTSTANDING AS AT JUNE 11, 2002.

Any private placement proceeded with by the Company under the advance approval being sought at the Meeting will be subject to the following additional restrictions:

(a) it must be substantially with parties at arm's length to the Company;

(b) it cannot materially affect control of the Company;

(c) it must be completed within a twelve month period following the date the shareholder approval is given; and

(d) it must comply with the private placement pricing rules of the TSX which currently require that the issue price per Common Share must not be lower than the closing market price of the Common Shares on the TSX on the trading date prior to the date notice of the private placement is given to the TSX (the "Market Price"), less the applicable discount, as follows:

Market Price	Maximum Discount
$0.50 or less	25%
$0.51 to $2.00	20%
Above $2.00	15%

(for these purposes, a private placement of unlisted convertible securities is deemed to be a private placement of the underlying listed securities at an issue price equal to the lowest possible price at which the securities are convertible by the holders thereof).

In any event, the TSX retains the discretion to decide whether or not a particular placement is "substantially" at arm's length or will materially affect control, in which case specific shareholder approval may be required.

In anticipation that the Company may wish to enter into one or more private placements in the next twelve months that will result in it issuing and/or making issuable such number of its Common Shares, taking into account any shares that may be issued upon exercise of any warrants, options or other rights granted in connection with the private placements, that will exceed the TSX 25% Rule, management is requesting shareholders to pass the resolution stated at paragraph 4 of the Notice of Annual Meeting of Shareholders which accompanied this management proxy circular.

The directors of the Company believe the passing of the resolution is in the best interests of the Company and recommends that shareholders vote in favour of the resolution. In the event the resolution is not passed, the TSX will not approve any private placements that result in the issuance or possible issuance of a number of Common Shares which exceed the TSX 25% Rule, without specific shareholder approval. Such restriction could impede the Company's timely access to required funds on favourable terms.

In order to approve this resolution, a majority of the votes cast at the Meeting must be voted in favour thereof. PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF THE ABOVE RESOLUTION, UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS OR HER SHARES ARE TO BE VOTED AGAINST THIS RESOLUTION.

2. Amendment to By-Law No. 1 of the Company

By-Law No. 1 of the Company requires that the Chairman, the Deputy Chairman, the Managing Director, the President and Vice-President must be a director. However, this requirement is inconsistent with the guidelines for effective corporate governance established by the Toronto Stock Exchange Committee on Corporate Governance in Canada in 1994 (the "TSX Guidelines") which state that the majority of the directors should be "unrelated" directors. The TSX Guidelines define an "unrelated director" as a director who is independent of management and free from any business or other relationship that could, or could be reasonably perceived to materially interfere with the director's ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholdings. Therefore, in order to ensure that the By-laws of the Company permit the Company to comply with the TSX Guidelines, the directors of the Company are asking the shareholders to vote in favour of the resolution to amend By-Law No.1 to remove the requirement that the Managing Director, the President and each Vice-President must be a director.

The directors of the Company recommend that shareholders vote in favour of the resolution.

In order to approve this resolution, a majority of the votes cast at the Meeting must be voted in favour thereof. PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF THE ABOVE RESOLUTION, UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS OR HER SHARES ARE TO BE VOTED AGAINST THIS RESOLUTION.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

None of the insiders of the Company, the proposed nominees for election to the board of directors of the Company or the associates or affiliates of those persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction since the commencement of the Company's last financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries, except as described below.

During the fiscal period ended February 28, 2002, the following transactions took place:

Until its continuance to Barbados, the Company provided management services and office space on a cost-recovery basis to another company owned by two directors, Mr. Warren Newfield and Mr. Edward A. Meyer. For the fiscal period ended February 28, 2002 fees and income from the provision of the services and office space totalled $15,718.

Ms. Sandra Cowan, a prior director of the Company who resigned as a director July 23, 2001, was a partner in the Company's Canadian legal counsel. The amount paid to that firm for the fiscal period ended February 28, 2002 was $75,890.

The Company paid a total of $13,808 during the fiscal period ended February 28, 2002 to a company owned by Mr. Derek L. Kyle (a director of the Company) in consideration of certain consulting services provided.

The Company carries on business outside of Canada. In order to assist in fulfilling its ongoing obligations as a reporting issuer listed for trading on a stock exchange in Canada, the Company purchases administrative, advisory and investor relations services from a company owned by two directors, Mr. Warren E. Newfield and Mr. E. Adrian Meyer. The amount paid for these services in 2002 was $180,250.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person who has been a director or an officer of the Company at any time since the beginning of its last completed financial year, no proposed nominee for election as a director and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, except as disclosed in this management proxy circular.

CORPORATE GOVERNANCE PRACTICES

In 1994, the Toronto Stock Exchange Committee on Corporate Governance in Canada issued a series of proposed guidelines for effective corporate governance (the "TSX Guidelines"). The TSX Guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and education of board members. The TSX has adopted as a listing requirement the disclosure by each listed corporation, on an annual basis, of its approach to corporate governance with reference to the TSX Guidelines.

The following describes the Company's approach to corporate governance in relation to the TSX Guidelines:

1.	*The Board of Directors should explicitly assume responsibility for stewardship of the corporation.*	The Board has a mandate to supervise the management of the business affairs, and to act with a view to the best interest of the Company. Generally, no regular meetings are scheduled. The Board holds ad hoc meetings when required by management to review the business and affairs of the Company and to make any decisions relating thereto. Management is responsible for the strategic planning process, identifying the principal risks of the business of the Company and implementing appropriate systems to manage these risks, the integrity of the internal controls and management information systems of the Company.
2.	*The majority of the directors should be "unrelated" directors.*	The TSX Guidelines defines an "unrelated director" as a director who is independent of management and free from any business or other relationship that could, or could be reasonably perceived to materially interfere with the director's ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholdings. The Board is currently comprised of six members, three of whom are "unrelated directors" within the meaning of the TSX Guidelines. It is intended to increase the size of the Board to seven and invite a representative of African Lion Limited to join. African Lion Limited owns approximately 11.8% of the outstanding shares of the Company and is the largest identifiable shareholder.
3.	*Disclose for each director whether the director is related and how that conclusion was reached.*	Messrs. Comline, Meyer, Newfield and Brook, a nominee to the Board, are considered related directors. Mr. Comline is the President and Messrs. Meyer and Newfield are principals of a company that provides administrative, advisory and financial services to the Company. Mr. Brook is the principal of African Lion Limited, the Company's largest identifiable shareholder. The Board, after consultation with outside counsel, has considered the relationship of each outside director.
4.	*The Board of Directors should appoint a nominating committee composed exclusively of outside directors with responsibility for proposing new nominees to the Board and assessing directors on an ongoing basis.*	As of the date of this management proxy circular, the Board has no formal nominating committee. Management proposes new directors.
5.	*The Board should implement a process for assessing the effectiveness of the Board as a whole, its committees and the contribution of individual directors.*	As of the date of this management proxy circular, no formal process has been established to assess the effectiveness of the Board as a whole, its committees and the contribution of individual directors.
6.	*The company should provide an education and orientation program for new members of the Board of Directors.*	The Company currently has an informal orientation and education program for new Board members in order to ensure that new directors are familiarized with the Company's business and the procedures of the Board of Directors.
7.	*The Board of Directors should examine its size to ensure that it facilitates effective decision-making.*	No formal policy of review has been established. The Board believes that it is in the best interests of the Company to increase the Board by one member.

8.	***The Board should review the adequacy and form of compensation of directors to ensure that it reflects the responsibilities and risks involved in being an effective director.***	No formal policy has been established in order to ensure that the compensation of the Board reflects the responsibilities and risks involved in being an effective director. Compensation consists solely of grants of stock options.
9.	***Committees of the Board should be composed of outside directors, a majority of whom are unrelated.***	The Board currently has three committees: the Compensation Committee, the Corporate Governance Committee and the Audit Committee. The Compensation Committee is composed of three members. The chairman is a non-related director. The Compensation Committee has no formal policies in place to review compensation matters. It reviews management proposals for stock option grants on an ad hoc basis. During the most recently completed fiscal year, the Compensation Committee met once. The Audit Committee is composed of three members. The chairman is a non-related director. The Audit Committee reviews the financial statements of the Company and meets with the external auditors as required but at least annually. The Audit Committee met four times during the most recently completed fiscal year. The Board has delegated the functions of the Governance Committee to the Audit Committee during the year. No meeting were held prior to the fiscal year-end.
10.	***The Board of Directors should assume responsibility for corporate governance issues.***	The Board has delegated responsibility for development of the Company's policies with respect to corporate governance issues to the Corporate Governance Committee. The Board of Directors attempts, as far as is practical given the nature of the Company's business and resources, to adhere to the TSX Guidelines. The Corporate Governance Committee is responsible for approving transactions involving the Company and any "related party" (as that term is defined in OSC Rule 61-501), monitoring the Company's compliance with strategic planning matters, implementing a process for assessing the effectiveness of committees of directors and individual directors, reviewing the organizational structure of the Company, reviewing and monitoring the executive development programs of the Company, and reviewing changes in or additions to compliance policies, standards, codes and programs, as well as applicable legislation.
11.	***The Board of Directors and the CEO together should develop position descriptions for the Board of Directors and the CEO, involving the definition of the limits to management's responsibilities. In addition, the Board of Directors should approve or develop the corporate objectives which the CEO is responsible for meeting.***	The Board of Directors and the CEO have not developed guidelines to the scope and limits of management's responsibilities and powers. In addition to those matters that must be approved by the Board of Directors by law, significant business activities and actions proposed to be taken by the Company are subject to Board approval. The Board of Directors responds to and, if its considers appropriate, approves, with such revisions as it may require, corporate objectives and recommended courses of action which have been brought forward by the CEO and management.

12.	*The Board of Directors should have appropriate structures and procedures to ensure that it can function independently of management.*	While no formal policy has been established to ensure that the Board can function independently of management, the Board believes that it functions independently of management.
13.	*The Board of Directors should establish an Audit Committee, comprised of all non-management directors, with a specifically defined mandate. The Audit Committee should have direct communication channels with external auditors.*	The Audit Committee has one management director. The Audit Committee monitors audit functions and meets with outside auditors independent of management. Please see above for further details with respect to the mandate of the Audit Committee.
14.	*The Board should enable directors to engage outside advisors at the company's expense, when appropriate, subject to the approval of a committee of the Board.*	As at the date of this management proxy circular, no formal policy has been established to enable directors to engage outside advisors at the Company's expense.

APPOINTMENT OF AUDITORS

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF THE APPOINTMENT OF KPMG LLP AS AUDITORS OF THE COMPANY TO HOLD OFFICE UNTIL THE NEXT ANNUAL MEETING OF SHAREHOLDERS AND THE AUTHORIZATION OF THE DIRECTORS TO FIX THEIR REMUNERATION, UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS OR HER SHARES ARE TO BE WITHHELD FROM VOTING IN RESPECT THEREOF.

AUDITED FINANCIAL STATEMENTS

The financial statements for the fiscal period ended February 28, 2002 and the report of the auditors thereon will be submitted to the Meeting of shareholders. Receipt at such Meeting of the auditors' report and the Company's financial statements for its last completed fiscal period will not constitute approval or disapproval of any matters referred to therein.

OTHER MATTERS WHICH MAY COME BEFORE THE MEETING

Management knows of no matters to come before the Meeting of shareholders other than as set forth in the notice of meeting. **HOWEVER, IF OTHER MATTERS WHICH ARE NOT KNOWN TO THE MANAGEMENT SHOULD PROPERLY COME BEFORE THE MEETING, THE ACCOMPANYING PROXY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE PROXY.**

GENERAL

Except where otherwise indicated, information contained herein is given as of June 11, 2002.

The undersigned hereby certifies that the contents and the sending of this management proxy circular have been approved by the directors of the Company.

DATED this 11th day of June, 2002.

"Stuart R. Comline"

Stuart Comline
President and Chief Operating Officer

CORPORATE DIRECTORY

DIRECTORS

Stuart R. Comline *

Thomas A. Di Giacomo *†

Derek L. Kyle †

E. Adrian Meyer *†

Warren E. Newfield

Martin L. Rosser

** Members of Audit & Corporate Governance Committees*
† Members of the Compensation Committee

MANAGEMENT

Stuart R. Comline,
President and Chief Operating Officer

Mark R. Snelling,
Vice President, Operations

Michael van Aswegen,
Vice President, Exploration

Robert Dubber, *General Manager, Springlake*

Vere P. Braithwaite, *Corporate Secretary*

John G. Green, *Chief Financial Officer*

CORPORATE HEAD OFFICE

41 Roebuck Street
Bridgetown, Barbados
Tel: (212) 386-5496 Toll: (800) 364-1782
Fax: (212) 386-5425
E-mail: info@afriore.com

AFRIORE (PTY) LIMITED SOUTH AFRICAN OFFICE

Ground Floor, Tuscany Office Park V
6 Coombe Place
PO Box 766, Rivonia 2128
Sandton, South Africa
Tel: 2711-803-5909 Fax: 2711-803-5692
E-mail: adminjhb@afriore.co.za

REGISTRAR AND TRANSFER AGENT

Computershare Trust Company of Canada
Vancouver and Toronto, Canada

BANKERS

AfriOre Limited
Citadel Bank & Trust Inc., Bridgetown, Barbados

AfriOre (Pty) Limited
First National Bank, Johannesburg, South Africa

LEGAL COUNSEL

AfriOre Limited
Hampton Chambers, Attorney-at-law,
Bridgetown, Barbados
Goodman and Carr, Toronto, Canada

AfriOre (Pty) Limited
Denys Reitz, Johannesburg, South Africa
Taback and Associates (Pty) Limited,
Johannesburg, South Africa

AUDITORS

AfriOre Limited
KPMG, Bridgetown, Barbados

AfriOre (Pty) Limited
KPMG Inc., Johannesburg, South Africa

FOR INVESTOR INFORMATION CONTACT

Marie LeFrancois
Tel: (416) 361-9636 Fax: (416) 361-0330
Web site: www.afriore.com
Springlake web site: www.springlake.co.za
E-mail: info@afriore.com
CUSIP 007972
Listed in Standard & Poor's Corporation Records
SEC 12g 3-2(b) exemption 82-4514

SHARE INFORMATION

(as at June 7, 2002)

Listing	TSX:AFO
Shares Outstanding	25,359,887
Fully Diluted	28,299,887
Price	$0.68

EXCHANGE RATES

Unless otherwise indicated, all dollar amounts in this annual report are expressed in Canadian dollars. The following table reflects the rate of exchange for Canadian dollars in effect at the end of each of the following periods and the average rates of exchange during each such period.

	2002	2001
South Africa Rand:		
Rate at end of period	**$0.1410**	$0.2005
Average rate for the period	**$0.1726**	$0.2181
United States Dollar:		
Rate at end of period	**$1.6074**	$1.5356
Average rate for the period	**$1.5631**	$1.4813

AfriOre Limited

AfriOre Limited
41 Roebuck Street, Bridgetown, Barbados
Tel: (212) 386-5496 • Toll: (800) 364-1782 • Fax: (212) 386-5425
Web Site: www.afriore.com • E-mail: info@afriore.com